3	Manulife Financial Corporation Third Quarter Report to Shareholders
For the quarter ended September 30, 2007

FINANCIAL HIGHLIGHTS

As at and for the three months ended September 30
(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2007	2006	% Change

Net income	$1,069	$968	10
Loss attributed to participating policyholders	(1)	(6)	-
Net income attributed to shareholders	$1,070	$974	10
Preferred share dividends	(7)	(7)	-
Net income available to common shareholders	$1,063	$967	10

Premiums and deposits:
Life and health insurance premiums	$3,640	$3,629	-
Annuity and pension premiums	1,242	1,049	18
Segregated funds deposits	8,888	7,705	15
Mutual fund deposits	2,304	2,177	6
ASO premium equivalents	582	533	9
Other fund deposits	141	208	(32)
Total premiums and deposits	$16,797	$15,301	10

Funds under management:
General fund	$159,028	$163,183	(3)
Segregated funds	174,301	153,863	13
Mutual funds	36,185	36,994	(2)
Other funds	29,506	26,830	10
Total funds under management	$399,020	$380,870	5

			% of Total	% of Total
Capitalization:			2007	2006
Long-term debt[1]	$2,853	$2,470	10	9
Liabilities for preferred shares and capital instruments	1,990	1,886	7	7
Non-controlling interest in subsidiaries	202	207	1	1
Equity
Participating policyholders' equity	152	134	1	1
Shareholders' equity
Preferred shares	638	638	2	2
Common shares	14,004	14,211	48	50
Contributed surplus	133	95	-	-
Retained earnings	13,710	12,770	47	45
Accumulated other comprehensive loss	(4,585)	(3,872)	(16)	(15)
Total capital	$29,097	$28,539	100	100
[1] Includes $546 operational leverage

Selected key performance measures:
Basic earnings per common share	$0.70	$0.62
Diluted earnings per common share	$0.70	$0.62
Return on common shareholders' equity (annualized)[2]	18.9%	16.6%
Book value per common share	$15.48	$15.01
Common shares outstanding (in millions)
End of period	1,502	1,546
Weighted average - basic	1,511	1,551
Weighted average - diluted	1,525	1,566

[2] Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

MESSAGE TO SHAREHOLDERS

Manulife Financial Corporation reports strong revenues and earnings growth

Return on shareholders’ equity of 18.9 per cent, up 230 basis points

Manulife Financial reported third quarter shareholders’ net income of $1,070 million, an increase of 10 per cent over last year.  Fully diluted earnings per share were $0.70, up 13 per cent from one year ago.  As well, return on common shareholders’ equity1 was 18.9 per cent, an increase of 230 basis points.

Third quarter premiums and deposits rose to $16.8 billion, an increase of 10 per cent over last year due to continued strong sales and growth in recurring premiums and deposits.  On a constant currency basis, growth in premiums and deposits would have been 16 per cent.

Our third quarter results reflect the strength and diversity of our businesses and invested assets.  As well, our continued focus on product innovation and distribution excellence reflected in exceptional sales across our Company.

Third quarter sales were very strong across the Company, with Individual Insurance sales of $594 million, up 23 per cent over last year, and wealth management sales of $10.8 billion, up 26 per cent.  Record sales levels were achieved in a number of businesses this quarter:

•	John Hancock Variable Annuities sales of US$3.0 billion, up 46 per cent
•	Japan Variable Annuities sales of US$1.2 billion, up 330 per cent
•	Other Asia Territories Individual Life sales of US$55 million, up 49 per cent
•	Hong Kong Individual Wealth Management sales of US$379 million, up 235 per cent
•	Hong Kong Group Pension sales of US$151 million, up 39 per cent
•	Manulife Bank new loan volumes of $961 million, up 55 per cent

Continued growth of our in-force business and favourable investment related performance contributed to the year over year growth in earnings.  Earnings growth was partially offset by the negative impact of lower interest rates and the strengthening of the Canadian dollar.

Total funds under management as at September 30, 2007 were $399 billion, an increase of five per cent over last year.  Excluding the negative impact of currency movements over the year, growth in total funds under management would have been 14 per cent.

OPERATING HIGHLIGHTS

United States

•
Sales of John Hancock Variable Annuities rose to US$3.0 billion in the third quarter, an increase of 46 per cent over last year and above the previous record set in the second quarter of this year.  Strong sales contributed to the record net flows of US$1.5 billion.

•
John Hancock Variable Annuities is poised to start selling through Edward Jones in early 2008.  Edward Jones, which has a network of over 10,000 financial advisors and in excess of 7 million clients, is a leading distributor of variable annuities in the United States.

•
John Hancock Life continued to refresh its product portfolio and in the third quarter the business introduced two new survivorship variable universal life products, refreshed its flagship guaranteed universal life product and revamped its level-premium term life insurance portfolio.  Continuous product innovation contributed to the business’ strong sales, with record third quarter sales of US$197 million, up 17 per cent over the same quarter last year.

•
John Hancock Long Term Care introduced a new guaranteed increase option to its Leading Edge long-term care insurance policy.  This new option provides clients with increased flexibility and the opportunity to increase policy benefits to better suit changing needs.

[1]	Return on common shareholders’ equity is calculated excluding Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges.

Canada

▪
The acquisition of Berkshire-TWC Financial Group Inc. was completed in the quarter. This added more than 700 Advisors and 237 branches from Berkshire’s mutual fund and securities business to Manulife’s existing operations, bringing the total sales force up to 1,500 advisors and tripling assets under administration in that business to $19 billion.

▪
Manulife Mutual Funds expanded its fund offerings to include five new mandates and a new mutual fund class, providing investors with additional opportunities for diversification and access to top-ranked investment management.  The new mutual fund class provides regular distributions to investors looking for a tax efficient means of generating income from their mutual fund investments.

▪
Group Benefits was awarded the contract with Canada Post to implement its Integrated Absence Solution product for their National Disability Management Program across Canada. This was the largest sale ever for Manulife’s Group Benefits business and the largest in the benefits industry since 1995.

Asia and Japan

•
In Japan, variable annuity sales rose to US$1.2 billion, an increase of 330 per cent over last year and up 153 per cent over the previous quarter.  The record sales were driven by the June 25th launch of an innovative new product which was designed to allow customers to lock-in investment gains.

•
Other Asia Territories had a record sales quarter with individual insurance sales of US$55 million, up 49 per cent over the third quarter last year.  New product introductions and expanded distribution reach contributed to the sales growth across almost all territories.

•
In Taiwan, Manulife launched the country’s first variable annuity product with a guaranteed withdrawal benefit that provides a regular stream of retirement income for at least 20 years or income for life from age 65, regardless of market performance.

•	Manulife Financial continued to expand its operations in China and in the third quarter received two additional licenses; bringing the total number of licenses up to 23.

Corporate

•	Manulife Financial repurchased 21.2 million shares in the third quarter, at a total cost of approximately $849 million.

•
Manulife Financial’s key insurance subsidiaries were upgraded from Aa2 to Aa1 by Moody’s Investors Service.  This makes Manulife Financial one of only two publicly traded life insurance companies in North America with such ratings.

•
The Company also announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.24 per share on the common shares of the Company, payable on and after December 19, 2007 to shareholders of record at the close of business on November 19, 2007.

Dominic D’Alessandro
President and Chief Executive Officer

KEY PERFORMANCE MEASURES

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Highlights
(unaudited)

	Quarterly Results
	3Q07	2Q07	3Q06
Shareholders’ Net Income (C$ millions)	1,070	1,102	974
Premiums & Deposits (C$ millions)	16,797	16,438	15,301
Funds under Management (C$ billions)	399.0	410.2	380.9
Capital (C$ billions)	29.1	30.5	28.5

Effective January 1, 2007, the Company adopted four new Canadian accounting standards for Financial Instruments - Recognition and Measurement, Hedges, Comprehensive Income and Accounting for Leveraged Leases.  These changes in accounting policies have not had a material impact on shareholders’ net income.

Net Income

The Company’s shareholders’ net income for the third quarter of 2007 was $1,070 million, up 10 per cent from $974 million reported a year earlier.  The increase in earnings was a result of higher fee income related to the growth in funds under management in the wealth management businesses and the impact of investment related gains.  Favourable equity markets compared to a year ago, gains on private equities as well as real estate investment performance more than offset the negative impact of lower interest rates. The strengthened Canadian dollar also reduced earnings by $56 million.  Year-to-date shareholders’ net income was $3,158 million compared to $2,885 million in 2006.

Diluted Earnings per Share and Return on Common Shareholders’ Equity

Third quarter reported diluted earnings per common share of $0.70 grew by 13 per cent from $0.62 in 2006.  Management measures return on common shareholders’ equity excluding the components of Accumulated Other Comprehensive Income on available-for-sale securities and cash flow hedges. Return on common shareholders’ equity was 18.9 per cent for the three months ended September 30, 2007, an increase of 230 basis points over 16.6 per cent for the three months ended September 30, 2006.  (See page 9 for discussion of non-GAAP measures).

Premiums and Deposits

Premiums and deposits for the quarter were $16.8 billion, up 10 per cent from $15.3 billion reported a year earlier.  This increase reflects growth across all of our divisions, including record sales for John Hancock’s and Japan’s variable annuity products.  On a constant currency basis, premiums and deposits grew 16 per cent.

Funds under Management

Funds under management grew by five per cent, or $18.1 billion, to $399.0 billion as at September 30, 2007.   The increase is primarily driven by strong net policyholder cash flows and favourable equity market performance over the past twelve months, partially offset by the $36 billion negative impact of a strengthened Canadian dollar and $2.7 billion of scheduled maturities of John Hancock Fixed institutional products.

Capital

Total capital was $29.1 billion as at September 30, 2007, up $0.6 billion from $28.5 billion as at September 30, 2006.  Capital increased by $1,565 million in due to the change in accounting standards for financial instruments; net new debt capital issued of $610 million; and net income in the past twelve months of $4,263 million.  This  was offset by shareholders’ dividends of $1,319 million; the repurchase of 55 million common shares for $2,173 million; and charges of $2,454 million to Accumulated Other Comprehensive Income primarily due to the $2.3 billion negative impact of the strengthened Canadian dollar over the last twelve months.

PERFORMANCE BY DIVISION

U.S. Insurance

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	138	179	169
Premiums & Deposits (millions)	1,605	1,585	1,614
Funds under Management (billions)	56.2	58.4	57.7

	Quarterly Results
U.S. dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	132	163	151
Premiums & Deposits (millions)	1,536	1,444	1,439
Funds under Management (billions)	56.4	54.9	51.7

U.S. Insurance shareholders’ net income for the third quarter of 2007 was $138 million, down $31 million from $169 million reported a year earlier.  Favourable investment results driven by private equity and real estate investment performance were more than offset by the impact of lower interest rates and the stronger Canadian dollar.  Mortality gains in John Hancock Life were down compared to the strong gains of a year ago and claims experience in John Hancock Long Term Care was unfavourable.  Year-to-date shareholders’ net income was $459 million compared to $454 million in 2006.

Premiums and deposits for the quarter were $1.6 billion consistent with the amount reported in the third quarter of 2006. On a U.S. dollar basis, premiums and deposits increased by seven percent due to higher sales and growth in the in-force business in both John Hancock Life and John Hancock Long Term Care.

Funds under management declined by three per cent, or $1.5 billion, to $56.2 billion as at September 30, 2007 due to the impact of the stronger Canadian dollar. On a U.S. dollar basis, funds under management grew by nine percent as a result of business growth and the favourable equity market performance over the last twelve months.

U.S. Wealth Management

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	268	234	280
Premiums & Deposits (millions)	8,494	8,839	8,756
Funds under Management (billions)	181.2	190.5	179.8

	Quarterly Results
U.S. dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	257	213	250
Premiums & Deposits (millions)	8,125	8,054	7,809
Funds under Management (billions)	181.9	179.1	161.2

U.S. Wealth Management shareholders’ net income for the third quarter of 2007 was $268 million, down $12 million from $280 million reported a year earlier. Earnings increased as a result of both higher fee income on higher average assets in John Hancock Variable Annuities and John Hancock Retirement Plan Services and the favourable impact of updating acquisition cost amortization schedules in Variable Annuities. This increase was more than offset by the non-recurrence of unusually strong favourable investment results reported in 2006 in John Hancock Fixed and the negative impact of the strengthened Canadian dollar. Year-to-date shareholders’ net income was $837 million compared to $836 million reported in 2006.

Premiums and deposits for the quarter were $8.5 billion, down three per cent from $8.8 billion reported in the third quarter of 2006. On a U.S. dollar basis, premiums and deposits were up four per cent, led by growth in Variable Annuities deposits on the strength of the Income Plus For Life rider launched in Q2 2007. Excluding the U.S.$0.6 billion deposit related to the John Hancock staff 401(k) pension plan in the prior year results, Retirement Plan Services deposits increased due to higher recurring deposits from the growing block of in-force participants. John Hancock Fixed premiums and deposits declined, reflecting lower deferred annuity sales and the suspension of SignatureNotes product sales.

Funds under management grew by one per cent, or $1.4 billion, to $181.2 billion as at September 30, 2007. On a U.S. dollar basis, funds under management grew $20.7 billion or 13 per cent. This growth was the result of continued strong net policyholder cash flows in the Variable Annuities, Retirement Plan Services and John Hancock Mutual Funds businesses and the cumulative effect of favourable equity market performance over the last twelve months. These increases were partially offset by scheduled maturities exceeding new sales over the last twelve months in the John Hancock Fixed business.

Canadian Division

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	333	296	229
Premiums & Deposits (millions)	3,347	3,569	3,076
Funds under Management (billions)	83.6	82.6	73.2

Canadian Division’s shareholders’ net income for the third quarter of 2007 was $333 million, up $104 million from $229 million reported a year earlier. The increase was driven by business growth, particularly in Individual Wealth Management, as well as the positive impact of rising equity markets over the past year on fee income and segregated fund guarantees.  The positive impact of real estate investment performance also contributed to the earnings growth in the quarter. Year-to-date shareholders’ net income was $847 million compared to $734 million in 2006.

Premiums and deposits for the quarter were $3.3 billion, up nine per cent from $3.1 billion reported in the third quarter of 2006.  Growth in segregated fund deposits in Individual Wealth Management, and general fund premiums and ASO premium equivalents in Group Benefits, including the impact of the sale to Canada Post in the quarter, contributed to the increase.

Funds under management grew by 14 per cent, or $10.4 billion, to $83.6 billion as at September 30, 2007. Segregated fund assets contributed more than half of the year-over-year growth, reflecting net positive client cash flows in the wealth management businesses and rising equity markets over the past year. In addition, Manulife Bank assets reflect the continued growth in lending and deposit products.

Asia and Japan Division

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	227	242	182
Premiums & Deposits (millions)	3,102	2,182	1,611
Funds under Management (billions)	41.6	39.2	33.5

	Quarterly Results
U.S. dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	216	220	161
Premiums & Deposits (millions)	2,965	1,989	1,438
Funds under Management (billions)	41.8	36.9	30.0

Asia and Japan Division’s shareholders’ net income for the third quarter of 2007 was $227 million, up $45 million from $182 million reported a year earlier. The increase in earnings was driven by the impact of rising equity markets on investment income in Hong Kong and in the Other Asia Territories and by increased fee income from the growth in funds under management across the pension and wealth management businesses. New product launches and the repricing of medical riders in Taiwan also contributed to the increase.  In Japan, the favourable impact of the repricing of medical riders was offset by reduced investment income arising from turbulent equity markets.  Increases were partially offset by the impact of the strengthened Canadian dollar. Year-to-date shareholders’ net income was $683 million compared to $543 million in 2006.

Premiums and deposits for the quarter were $3.1 billion, up 93 per cent from $1.6 billion reported in the third quarter of 2006. The primary driver of the increase was strong sales of the new variable annuity product launched in Japan during June 2007. Growth in Hong Kong wealth management sales, mutual fund sales in Indonesia, and sales of both our investment linked product and new variable annuity product in Singapore also contributed to the increase.  This was partially offset by the unfavourable impact of the strengthened Canadian dollar.

Funds under management grew by 24 per cent, or $8.1 billion, to $41.6 billion as at September 30, 2007.
Growth was fuelled by the impact of rising equity markets and strong net policyholder cash flows most notably from variable annuity sales in Japan with the June 2007 launch of the most recent variable annuity product. These increases were partially offset by the unfavourable impact of the strengthened Canadian dollar.

Reinsurance Division

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	59	70	86
Premiums (millions)	249	262	244

	Quarterly Results
U.S. dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	58	63	76
Premiums (millions)	238	238	218

Reinsurance Division’s shareholders’ net income for the third quarter of 2007 was $59 million, down $27 million from a year earlier.  Contributing to the decrease was unfavourable claims experience in both Life and Property and Casualty Reinsurance, compared to a very favourable claims result in the previous year, most notably from Life experience, as well as the impact of the strengthened Canadian dollar.  Strong investment results partially offset these reductions.  Year-to-date shareholders’ net income was $198 million compared to $226 million in 2006.

Premiums for the quarter were $249 million, up two per cent from $244 million reported in the third quarter of 2006.  On a U.S. dollar basis, premiums increased nine per cent over the third quarter of 2006.  In-force growth in the International Group Program and the Life business were partially offset by lower business volumes in the Property and Casualty Reinsurance business.

Corporate and Other

	Quarterly Results
Canadian dollars	3Q07	2Q07	3Q06
Shareholders’ Net Income (millions)	45	81	28
Funds under Management (billions)	33.8	36.9	33.9

Corporate and Other is comprised of the Investment Division’s external asset management business, earnings on excess capital, the transfer of credit risk from operating divisions, changes in actuarial methods and assumptions and other non-operating events.  Also included in Corporate and Other is the John Hancock Accident and Health operations, which consists primarily of contracts in dispute.  Funds under management include externally managed assets and assets backing the Company’s capital.

Corporate and Other shareholders’ net income for the third quarter of 2007 was $45 million, up $17 million from $28 million reported a year earlier.  The increase is primarily due to favourable claims experience in our John Hancock Accident and Health operations and gains realized on our public equity holdings.  Changes in actuarial methods and assumptions, primarily a refinement of the modeling methodology for incurred claims in the discontinued John Hancock Accident and Health operations, resulted in a charge to earnings this quarter of $36 million compared to no charge for the third quarter of 2006.  Year-to-date shareholders’ net income was $134 million compared to $92 million in 2006.

Funds under management are $33.8 billion at September 30, 2007, approximately the same level as last year.  The positive impact of equity markets and positive net cash flows of external client managed assets were offset by share buy backs and the negative impact of the strengthened Canadian dollar during the past twelve months.

Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include return on common shareholders’ equity, premiums and deposits and funds under management. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers.

Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The implementation of the new accounting standards for financial instruments resulted in certain unrealized gains and losses, which do not have an impact on reported income for the period, being reflected in a new component of shareholders’ equity.  Accordingly, the Company calculates return on equity using average common shareholders’ equity excluding accumulated other comprehensive income on available-for-sale securities and cash flow hedges.

Risk Management

Our risk management practices and key risk factors are outlined on pages 20 to 30 of our 2006 Annual Report. The risk factors affecting the Company remain substantially unchanged and our associated risk profile continues to be in compliance with the risk management policies approved by the Audit and Risk Management Committee of the Board of Directors.

Capital Management and Capital Adequacy

The Company’s capital management policy and related procedures are outlined on pages 31 and 32 of the 2006 Annual Report.

The Company monitors and manages its consolidated capital in compliance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline A2 - Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued July 5, 2005. Consolidated available capital is measured against the risk capital metric contained in the guideline and internally established risk capital metrics.  Regulatory capital adequacy is primarily managed at the insurance operating company level, rather than at the level of the ultimate holding company.

Our principal Canadian operating company, The Manufacturers Life Insurance Company (“MLI”), is regulated by OSFI and is subject to OSFI’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”). MLI’s MCCSR ratio as at September 30, 2007 was 214 per cent, a decrease of 12 points from the 226 per cent as at June 30, 2007, and still well in excess of OSFI’s target level of 150 per cent. The decrease results from amounts paid to MFC in excess of MLI’s net income in the quarter.  The payments were made in order to fund MFC’s shareholder dividends and share buybacks.

Transactions with Related Parties

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities, some of which are variable interest entities (“VIEs”).  Note 17 of the annual consolidated financial statements describes the entities with which the Company has significant relationships.  There were no significant changes to these relationships during the nine months ended September 30, 2007.

Accounting Policies

Our significant accounting policies are described in note 1 of the audited consolidated financial statements on pages 54 to 57 of our 2006 Annual Report. Certain of these policies are recognized as critical as they require the Company to make estimates and assumptions about matters that are inherently uncertain and because actual results could differ from those estimates. Significant estimation processes relate to the provisioning for asset impairment, the determination of policy liabilities, assessment of variable interest entities, determination of pension and other post-employment obligations and expense, income taxes and impairment testing of goodwill and intangible assets as described in pages 33 to 38 of our 2006 Annual Report. In addition, in the determination of the fair values of financial instruments, if observable market data is not available, management applies judgment in the selection of valuation models.

Accounting Changes

There have not been any significant changes to our accounting policies in 2007, except as described below.

a)      Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income” and 3251 “Equity” in addition to reissued section 4211 “Life Insurance Enterprises – Specific Items”.  Section 4211 replaced section 4210.  As a result, all financial assets and liabilities, except for policy liabilities accounted for in accordance with section 4211, are accounted for under the new standards.  Prior to January 1, 2007, life insurance enterprises followed handbook section 4210 which contained financial instrument accounting policies, including equity impairments, specific to life insurance enterprises.   The changes in accounting policies were adopted retroactively without restatement.

In accordance with the new handbook sections, effective January 1, 2007 the Company has designated all financial assets as either fair value, available-for-sale (“AFS”) or loans and receivables.  Financial instruments designated as fair value, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value. Equities not traded in an active market are carried at cost.  The Company has chosen to designate bond and stock securities which support policy liabilities as fair value in order to reduce a recognition inconsistency that would otherwise arise.  Bond and stock securities which support surplus are, for the most part, designated AFS.  Private debt not traded in an active market is classified as loans and carried at amortized cost.

Changes in the fair value of securities designated as fair value are reported in earnings, while changes in the fair value of AFS securities are reported within other comprehensive income (“OCI”), until the financial asset is disposed of or becomes other than temporarily impaired, at which time it will be recognized in income.

With the introduction of the financial instrument standards, the life insurance standard section 4210 was also updated.  The revised standard, known as section 4211, removes the unique investment accounting for insurance enterprises, except for real estate.  Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006, for other than real estate, was eliminated through opening retained earnings.  In addition, section 4211 removes the unique move-to-market accounting and impairment accounting for equities.  Under section 4210, equity impairments were not recognized unless the entire portfolio was impaired.  Under the new standards we recognize other than temporary impairments, on debt or equities classified as AFS, on an individual security basis.

All financial liabilities, other than actuarial liabilities, are measured at fair value when they are classified as held for trading, designated as fair value or are derivatives. Other financial liabilities are measured at amortized cost.  As the assets supporting consumer notes are managed along with assets supporting policy liabilities, we have designated consumer notes under the fair value option in order to reduce any recognition inconsistency.  The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007 were classified as trading.

The determination of actuarial liabilities under section 4211 is dependent upon the carrying value of assets required to support the liabilities.  Consequently, the carrying value of actuarial liabilities was updated through opening retained earnings to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative instrument as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative instrument is offset in AOCI.

The changes in accounting policies resulted in a charge to opening retained earnings of $176 million, an increase in opening participating policyholders’ equity of $13 million and an increase in opening AOCI of $1,741 million.  Amounts previously reported as currency translation account have been reclassified to AOCI.

See note 2 to the unaudited interim summary consolidated financial statements for further details.

b)      Accounting for leveraged leases

Effective January 1, 2007 the Company adopted amended Emerging Issues Committee 46, “Accounting for Leveraged Leases”, which incorporates new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006.  This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change.  Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers.  Transition to the new standard resulted in a charge to opening retained earnings at January 1, 2007 of $157 million.

Changes in Internal Control over Financial Reporting

During the nine months ended September 30, 2007, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Quarterly Financial Information (unaudited)

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended (Canadian $ in millions, except per share amounts)	Sept. 30, 2007	June 30, 2007	Mar. 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005
Revenue
Premium income

Life and health insurance	3,640	3,694	3,678	3,996	3,629	3,593	3,552	3,748
Annuities and pensions	1,242	1,138	1,053	1,084	1,049	1,078	1,123	1,065

Total premium income	4,882	4,832	4,731	5,080	4,678	4,671	4,675	4,813
Investment income	3,117	1,100	2,549	2,863	2,593	2,368	2,609	2,512
Other revenue	1,359	1,356	1,340	1,247	1,140	1,150	1,120	1,070

Total revenue	9,358	7,288	8,620	9,190	8,411	8,189	8,404	8,395
Income before income taxes	1,466	1,440	1,342	1,440	1,330	1,271	1,295	1,202
Income taxes	(397)	(341)	(355)	(332)	(362)	(323)	(349)	(302)

Net income	1,069	1,099	987	1,108	968	948	946	900
Net income available to shareholders	1,070	1,102	986	1,100	974	959	952	908

Basic earnings per common share	$0.70	$0.72	$0.63	$0.71	$0.62	$0.61	$0.60	$0.57
Diluted earnings per common share	$0.70	$0.71	$0.63	$0.70	$0.62	$0.60	$0.59	$0.56
Segregated funds deposits	8,888	8,545	10,751	7,879	7,705	7,997	9,706	8,844
Total assets	175,885	179,937	191,293	186,160	177,818	177,011	182,932	182,651
Segregated funds net assets	175,094	177,509	179,441	172,937	154,606	146,904	151,858	140,361

Weighted average common shares (in millions)	1,511	1,532	1,546	1,545	1,551	1,570	1,584	1,584
Diluted weighted average common shares (in millions)	1,525	1,546	1,562	1,561	1,566	1,586	1,601	1,600

Quarterly Dividend

Our Board of Directors approved a quarterly shareholders’ dividend of $0.24 per share on the common shares of MFC, payable on or after December 19, 2007 to shareholders of record at the close of business on November 19, 2007.

The Board also declared dividends on the following Non-cumulative Class A Shares, payable on or after December 19, 2007 to shareholders of record at the close of business on November 19, 2007.

•	Series 1 - $0.25625 per share
•	Series 2 - $0.29063 per share
•	Series 3 - $0.28125 per share

A dividend of $0.38125 per share was also declared on the Non-cumulative Class A Shares Series 6 of MLI, payable on or after December 31, 2007 to shareholders of record at the close of business on December 14, 2007.

Outstanding Shares

As at November 6, 2007, MFC had 1,503 million common shares outstanding and 14 million Class A Shares, Series 1.  On or after December 19, 2015, the Class A Shares, Series 1 will be convertible at the option of the holder into MFC common shares, the amount of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares.

This Management’s Discussion and Analysis (“MD & A”) should be read in conjunction with the unaudited interim summary consolidated financial statements of the Company as at and for the three and nine months ended September 30, 2007 and 2006 and the MD & A  and audited consolidated financial statements contained in Manulife’s 2006 Annual Report.  This MD & A is dated November 6, 2007.

Caution Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from expectations include but are not limited to:  level of competition and consolidation, changes in laws and regulations, general business and economic conditions, currency rates and Company liquidity, accuracy of information received from counterparties and the ability of counterparties to meet their obligations, accuracy of accounting policies and actuarial methods used by the Company, ability to maintain the Company’s reputation, legal and regulatory proceedings, the disruption of or changes to key elements of the Company’s or to public infrastructure systems, the ability to attract and retain key executives, environmental concerns, the ability to complete acquisitions and execute strategic plans, and the ability to adapt products and services to the changing market.  Additional information about material factors that could cause actual result to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent Annual Report, and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements.

Consolidated Balance Sheets

As at	September 30,	December 31,	September 30,
(Canadian $ in millions, unaudited)	2007	2006	2006
Assets
Invested assets
Cash and short-term securities	$ 9,775	$ 10,745	$ 7,850
Securities (note 3)
Bonds	73,008	78,085	77,102
Stocks	11,812	11,272	10,184
Loans
Mortgages	25,589	28,131	27,485
Private placements	21,877	25,074	23,702
Policy loans	5,770	6,413	6,076
Bank loans	2,160	2,009	1,978
Real estate	5,660	5,905	5,294
Other investments	3,377	3,530	3,512
Total invested assets	$ 159,028	$ 171,164	$ 163,183
Other assets
Accrued investment income	$ 1,567	$ 1,557	$ 1,682
Outstanding premiums	608	669	648
Goodwill	6,769	7,461	7,247
Intangible assets	1,602	1,708	1,647
Derivatives (note 4)	2,833	400	236
Miscellaneous	3,478	3,201	3,175
Total other assets	$ 16,857	$ 14,996	$ 14,635
Total assets	$ 175,885	$ 186,160	$ 177,818
Segregated funds net assets	$ 175,094	$ 172,937	$ 154,606

Liabilities and Equity
Policy liabilities (note 5)	$ 123,856	$ 130,819	$ 126,597
Deferred realized net gains (note 2)	110	4,442	4,248
Bank deposits	8,901	7,845	7,124
Consumer notes (note 6)	2,209	2,860	2,763
Future income tax liability, net	2,806	2,258	2,184
Derivatives (note 4)	2,523	910	425
Other liabilities	6,383	5,543	5,938
	$ 146,788	$ 154,677	$ 149,279
Long-term debt (note 7)	2,853	3,058	2,470
Liabilities for preferred shares and capital instruments (note 8)	1,990	2,567	1,886
Non-controlling interest in subsidiaries	202	202	207
Equity
Participating policyholders' equity	152	142	134
Shareholders' equity
Preferred shares (note 9)	638	638	638
Common shares (note 9)	14,004	14,248	14,211
Contributed surplus	133	125	95
Retained earnings	13,710	13,512	12,770
Accumulated other comprehensive income (loss)
on available-for-sale securities and cash flow hedges (note 10)	1,550	-	-
on translation of net foreign operations (note 10)	(6,135)	(3,009)	(3,872)
Total equity	$ 24,052	$ 25,656	$ 23,976
Total liabilities and equity	$ 175,885	$ 186,160	$ 177,818
Segregated funds net liabilities	$ 175,094	$ 172,937	$ 154,606

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Dominic D’Alessandro                                                                                                          Arthur R. Sawchuk
President and Chief Executive Officer                                                                                Chairman of the Board of Directors

Consolidated Statements of Operations

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2007	2006	2007	2006
Revenue
Premium income	$4,882	$4,678	$14,445	$14,024
Investment income (note 3)
Investment income	2,283	2,533	7,111	7,484
Realized and unrealized gains (losses) on assets
supporting policy liabilities and consumer notes	834	60	(345)	86
Other revenue	1,359	1,140	4,055	3,410
Total revenue	$9,358	$8,411	$25,266	$25,004

Policy benefits and expenses
To policyholders and beneficiaries
Death, disability and other claims	$1,430	$1,392	$4,650	$4,474
Maturity and surrender benefits	2,083	2,278	6,119	7,217
Annuity payments	741	781	2,310	2,419
Policyholder dividends and experience rating refunds	408	398	1,163	1,126
Net transfers to segregated funds	227	86	535	319
Change in actuarial liabilities	565	12	(860)	(1,001)
General expenses	828	787	2,498	2,420
Investment expenses (note 3)	237	198	735	602
Commissions	1,009	825	2,865	2,617
Interest expense (notes 6 and 7)	299	255	797	699
Premium taxes	58	65	183	200
Non-controlling interest in subsidiaries	7	4	23	16
Total policy benefits and expenses	$7,892	$7,081	$21,018	$21,108

Income before income taxes	$1,466	$1,330	$4,248	$3,896
Income taxes	(397)	(362)	(1,093)	(1,034)
Net income	$1,069	$968	$3,155	$2,862

Loss attributed to participating policyholders	$(1)	$(6)	$(3)	$(23)

Net income attributed to shareholders	$1,070	$974	$3,158	$2,885
Preferred share dividends	(7)	(7)	(22)	(22)
Net income available to common shareholders	$1,063	$967	$3,136	$2,863

Weighted average number of common shares
outstanding (in millions)	1,511	1,551	1,529	1,568
Weighted average number of diluted common shares
outstanding (in millions)	1,525	1,566	1,544	1,584

Basic earnings per common share	$0.70	$0.62	$2.05	$1.83

Diluted earnings per common share	$0.70	$0.62	$2.03	$1.81

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Consolidated Statements of Equity

For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2007	2006
Participating policyholders' equity
Balance, January 1	$142	$ 157
Cumulative effect of adopting new accounting policy for
financial instruments, net of income taxes of $2	13	-
Loss for the period	(3)	(23)
Balance, September 30	$152	$ 134

Preferred shares
Balance, January 1	$638	$ 344
Preferred shares issued (note 9)	-	300
Issuance costs, net of tax	-	(6)
Balance, September 30	$638	$ 638

Common shares
Balance, January 1	$14,248	$ 14,490
Issued on exercise of stock options and deferred share
units and acquisition of subsidiary	249	121
Purchase and cancellation (note 9)	(493)	(400)
Balance, September 30	$14,004	$ 14,211

Contributed surplus
Balance, January 1	$125	$ 93
Cumulative effect of adopting new accounting policy for
stock-based awards	-	7
Exercise of stock options	(19)	(25)
Stock option expense	16	20
Tax benefit of stock options exercised	11	-
Balance, September 30	$133	$ 95

Retained earnings
Balance, January 1	$13,512	$ 11,918
Cumulative effect of adopting new accounting policies for:
Financial instruments, net of income taxes of $357	(176)	-
Leveraged leases, net of income taxes of $77	(157)	-
Stock-based awards, net of income taxes of $2	-	(10)
Net income attributed to shareholders	3,158	2,885
Preferred share dividends	(22)	(22)
Common share dividends	(980)	(824)
Purchase and cancellation of common shares (note 9)	(1,625)	(1,177)
Balance, September 30	$13,710	$ 12,770

Accumulated other comprehensive (loss) income
Balance, January 1	$(3,009)	$ (3,215)
Cumulative effect of adopting new accounting policies, net
of income taxes of $526	1,741	-
Other comprehensive loss	(3,317)	(657)
Balance, September 30 (note 10)	$(4,585)	$ (3,872)

Total equity	$24,052	$ 23,976

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Consolidated Statement of Comprehensive Income
(Canadian $ in millions, unaudited)	For the three months ended September 30, 2007	For the nine months ended September 30, 2007

Net income attributed to shareholders	$1,070	$3,158
Other comprehensive (loss) income
Change in unrealized gains/losses on available-for-sale securities
Unrealized (losses) gains arising during the period, net of income tax benefit of $21 and $10	$(69)	$12
Recognition of realized (gains) losses and impairments (recoveries) to net income, net of income tax expense of $28 and $54	(65)	(233)

Changes in unrealized gains/losses on derivative investments designated as cash flow hedges
Unrealized (losses) gains arising during the period, net of income tax benefit (expense) of $15 and ($18)	(28)	34
Recognition of realized (gains) losses to net income, net of income tax expense of $1 and $2	(1)	(4)

Change in unrealized currency translation (losses) gains of self-sustaining foreign operations:
On translating financial statements, net of taxes of nil and nil	(1,324)	(3,350)
On hedges, net of income tax (expense) of ($47) and ($120)	87	224
Total other comprehensive loss	$(1,400)	$(3,317)
Total comprehensive loss attributed to shareholders	$(330)	$(159)

The accompanying notes to these consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2007	2006	2007	2006
Operating activities
Net income	$1,069	$968	$3,155	$2,862
Adjustments for non-cash items in net income:
Increase in actuarial liabilities, excluding
John Hancock Fixed institutional products	1,217	891	700	2,268
Amortization of net realized gains and move to market
adjustments in investments	(55)	(286)	(147)	(850)
Accretion of discount	(83)	(73)	(229)	(174)
Other amortization	65	53	213	174
Net realized and unrealized (gains) losses, including impairments	(901)	(78)	172	(132)
Change in fair value of consumer notes	34	-	(3)	-
Future income tax expense	289	267	719	767
Stock-based compensation expense	4	6	16	20
Non-controlling interest in subsidiaries	6	3	19	13
Net income adjusted for non-cash items	$1,645	$1,751	$4,615	$4,948
Changes in policy related and operating receivables and payables	779	48	494	(129)
Cash provided by operating activities	$2,424	$1,799	$5,109	$4,819
Investing activities
Purchases and mortgage advances	$(15,092)	$(12,004)	$(40,700)	$(48,144)
Disposals and repayments	13,411	11,336	39,162	45,843
Amortization of premium	141	168	445	565
Changes in investment broker net receivables and payables	(54)	200	77	472
Net cash increase (decrease) from purchase/sale of subsidiaries	125	28	125	(59)
Cash used in investing activities	$(1,469)	$(272)	$(891)	$(1,323)
Financing activities
(Decrease) increase in securities sold but not yet purchased	$(240)	$42	$(41)	$(418)
Issue of long-term debt	-	1	-	354
Repayment of long-term debt	(1)	(1)	(3)	(263)
Repayment of subordinated debt securities	-	-	(570)	-
Net redemptions in John Hancock Fixed institutional products	(652)	(879)	(1,560)	(3,269)
Bank deposits, net	792	231	1,056	1,635
Capital from joint venture partner	-	-	-	7
Consumer notes matured, net	(88)	(47)	(269)	(120)
Preferred share dividends	(7)	(7)	(22)	(22)
Common share dividends	(333)	(271)	(980)	(824)
Funds (repaid) borrowed, net	(1)	3	(9)	(64)
Purchase and cancellation of common shares	(849)	(389)	(2,118)	(1,577)
Common shares issued on exercise of options	17	14	93	96
Tax benefit of stock options exercised	3	-	11	-
Preferred shares issued, net	-	-	-	294
Cash used in financing activities	$(1,359)	$(1,303)	$(4,412)	$(4,171)
Cash and short-term securities
(Decrease) increase during the period	$(404)	$224	$(194)	$(675)
Currency impact on cash and short-term securities	(458)	(1)	(1,058)	(190)
Balance, beginning of period	9,938	7,174	10,328	8,262
Balance, September 30	$9,076	$7,397	$9,076	$7,397

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$10,368	$7,715	$10,745	$8,723
Fair value adjustment, January 1, 2007	-	-	(3)	-
Net payments in transit, included in other liabilities	(430)	(541)	(414)	(461)
Net cash and short-term securities, beginning of period	$9,938	$7,174	$10,328	$8,262
End of period
Gross cash and short-term securities	$9,775	$7,850	$9,775	$7,850
Net payments in transit, included in other liabilities	(699)	(453)	(699)	(453)
Net cash and short-term securities, September 30	$9,076	$7,397	$9,076	$7,397

The accompanying notes to consolidated financial statements are an integral part of these statements.

Segregated Funds
Consolidated Statements of Net Assets

As at	September 30,	December 31,	September 30,
(Canadian $ in millions, unaudited)	2007	2006	2006
Investments, at market values
Cash and short-term securities	$2,883	$3,067	$2,771
Bonds	9,647	10,789	10,276
Stocks and mutual funds	160,515	156,936	139,263
Other investments	3,743	4,078	3,641
Accrued investment income	62	86	68
Other liabilities, net	(1,756)	(2,019)	(1,413)
Total segregated funds net assets	$175,094	$172,937	$154,606

Composition of segregated funds net assets:
Held by policyholders	$174,301	$172,048	$153,863
Held by the Company	484	571	447
Held by other contract holders	309	318	296
Total segregated funds net assets	$175,094	$172,937	$154,606

Segregated Funds
Consolidated Statements of Changes in Net Assets

	For the three months		For the nine months
	ended September 30,		ended September 30,
(Canadian $ in millions, unaudited)	2007	2006	2007	2006
Additions
Deposits from policyholders	$8,888	$7,705	$28,184	$25,408
Net realized and unrealized investment gains	2,028	3,986	10,458	5,738
Interest and dividends	942	960	3,270	2,647
Net transfers from general fund	227	86	535	319
Total additions	$12,085	$12,737	$42,447	$34,112

Deductions
Payments to policyholders	$4,935	$4,187	$15,530	$12,662
Management and administrative fees	679	586	1,995	1,714
Currency revaluation	8,886	262	22,765	5,491
Total deductions	$14,500	$5,035	$40,290	$19,867

Net (deductions) additions for the period	$(2,415)	$7,702	$2,157	$14,245
Segregated funds net assets, beginning of period	177,509	146,904	172,937	140,361
Segregated funds net assets, September 30	$175,094	$154,606	$175,094	$154,606

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to the Summary Consolidated Financial Statements
(Canadian $ in millions unless otherwise stated, unaudited)

N O T E 1                                Basis of Presentation

These Summary Consolidated Financial Statements of Manulife Financial Corporation (“MFC”) and its subsidiaries (collectively, with MFC, the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and the accounting requirements of the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), and follow the same accounting policies and methods described in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2006 except as described in note 2. None of the accounting requirements of OSFI is an exception to Canadian GAAP. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these Summary Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2006 and the accompanying notes included on pages 54 to 101 of the Company’s 2006 Annual Report.

N O T E 2	Changes in Accounting Policies

a)	Financial instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income” and 3251 “Equity” in addition to reissued section 4211 “Life Insurance Enterprises – Specific Items”.  Section 4211 replaced section 4210.  As a result, all financial assets and liabilities, except for policy liabilities accounted for in accordance with section 4211, are accounted for under the new standards.  Prior to January 1, 2007, life insurance enterprises followed handbook section 4210 which contained financial instrument accounting policies, including equity impairments, specific to life insurance enterprises.   The changes in accounting policies were adopted retroactively without restatement.

In accordance with the new handbook sections, effective January 1, 2007 the Company designated all financial assets either as trading under the fair value option, available-for-sale (“AFS”) or loans and receivables.  Financial instruments designated as trading under the fair value option, derivatives and AFS securities, except those that are not traded in an active market, are measured at fair value.  Equities not traded in an active market are carried at cost.  The Company has chosen to designate bond and stock securities which support policy liabilities as fair value in order to reduce a recognition inconsistency that would otherwise arise.  Bond and stock securities which support surplus are, for the most part, designated AFS.  Private debt not traded in an active market is classified as loans and carried at amortized cost.

Changes in the fair value of securities designated as trading under the fair value option are reported in earnings, while changes in the fair value of AFS securities are reported within other comprehensive income (“OCI”), until the financial asset is disposed of or becomes other than temporarily impaired, at which time it will be recognized in income.

With the introduction of the financial instrument standards, the life insurance standard section 4210 was also updated.  The revised standard, known as section 4211, removes the unique investment accounting for insurance enterprises, except for real estate.  Realized gains and losses on debt and equity investments are no longer deferred and amortized and therefore the balance of the deferred realized net gains at December 31, 2006, for other than real estate, was eliminated through opening retained earnings.  In addition, section 4211 removes the unique move-to-market accounting and impairment accounting for equities.  Under section 4210, equity impairments were not recognized unless the entire equity portfolio was impaired.  Under the new standards the Company recognizes other than temporary impairments, on debt or equities classified as AFS, on an individual security basis.

Non-actuarial liabilities are measured at fair value when they are designated as trading under the fair value option or are derivatives; otherwise, they are measured at amortized cost.  As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as trading under the fair value option in order to reduce any recognition inconsistency.  The subordinated debt securities payable to MIC Financing Trust I, settled on February 1, 2007, were designated as trading under the fair value option.

Section 3855 does not apply to insurance contracts issued to policyholders by insurance enterprises that are accounted for in accordance with section 4211 except for certain reinsurance contracts.  Reinsurance contracts principally involving the transfer of financial risks are accounted for under section 3855 and are measured at fair value.  The U.S. Wealth Management segment has reinsurance ceded contracts to manage its exposure to equity market segregated fund guarantees.  In addition, the Reinsurance Division has entered into similar contracts with other insurance companies.  The Company continues to report the carrying amount of these contracts as policy liabilities, consistent with other reinsurance contracts.  The change in fair value of these contracts is reported as change in actuarial liabilities.  The determination of actuarial liabilities on direct contracts takes into consideration associated reinsurance ceded contracts.

The determination of actuarial liabilities under section 4211 is dependent upon the carrying value of assets required to support the liabilities.  Consequently, the carrying value of actuarial liabilities was updated through opening retained earnings to reflect the changes as a result of implementing the new investment accounting standards.

Derivatives are classified as fair value unless they are specifically designated within an effective hedging relationship. For fair value hedges, the effective portion of the change in the fair value of a derivative instrument as at January 1, 2007 is offset by the changes in fair value attributed to the risk being hedged in the underlying asset or liability. For cash flow hedges, the effective portion of the change in the fair value of the derivative instrument is offset in accumulated OCI (“AOCI”). The new accounting policies for derivatives are outlined in note 4.

The changes in accounting policies resulted in a charge to opening retained earnings of $176, an increase in opening participating policyholders’ equity of $13 and an increase in opening AOCI of $1,741.  Amounts previously reported as currency translation account have been reclassified to AOCI.

The changes to the opening January 1, 2007 consolidated balance sheet were as follows:

	January 1,	Accounting	December 31,
	2007	Policy Changes	2006	reference
Assets
Invested assets
Cash and short-term securities	$10,742	$(3)	$10,745
Securities
Bonds	80,707	2,622	78,085	1
Stocks	13,232	1,960	11,272	2
Loans	61,515	(112)	61,627	3
Real estate	5,905	-	5,905
Other investments	3,464	(66)	3,530	4
Total invested assets	$175,565	$4,401	$171,164

Other assets	$14,596	$-	$14,596
Derivatives	2,007	1,607	400	5
Total other assets	$16,603	$1,607	$14,996
Total assets	$192,168	$6,008	$186,160

Liabilities and Equity
Policy liabilities	$138,568	$7,749	$130,819	6
Deferred realized net gains	127	(4,315)	4,442	7
Bank deposits	7,843	(2)	7,845
Consumer notes	2,770	(90)	2,860	8
Future income tax liability	2,429	171	2,258	9
Derivatives	1,850	940	910	10
Other liabilities	5,536	(7)	5,543	11
	$159,123	$4,446	$154,677
Long-term debt	3,033	(25)	3,058	12
Liabilities for preferred shares and capital instruments	2,576	9	2,567	13
Non-controlling interest in subsidiaries	202	-	202

Equity
Participating policyholders' equity	155	13	142	14
Shareholders' equity
Preferred shares	638	-	638
Common shares	14,248	-	14,248
Contributed surplus	125	-	125
Retained earnings	13,336	(176)	13,512	15
Accumulated other comprehensive income (loss)
on available-for-sale securities and cash flow hedges	1,741	1,741	-	16
on translation of net foreign operations	(3,009)	-	(3,009)
Total equity	$27,234	$1,578	$25,656
Total liabilities and equity	$192,168	$6,008	$186,160

1	Net unrealized gains of $1,155 on AFS and $1,467 on fair value
2	Net unrealized gains of $1,146 on AFS and $814 on fair value
3	Hedge accounting adjustments related to loans being designated in prior years as hedged items
4	Adoption of new impairment policy for equities
5	Fair value adjustment
6	Consequential impact of change in accounting policies
7	Elimination of category for other than real estate
8	Unrealized gain related to designating fair value
9	Tax effect of opening adjustments
10	Fair value adjustment
11	Changes to cash based stock compensation awards related to hedge accounting
12	Hedge accounting adjustments related to long-term debt that was in a fair value hedge in 2006
13	Subordinated debt payable to MIC Financing Trust I classified as trading
14	Portion of fair value adjustments related to par surplus
15	Result of above items
16	$2,298 related to AFS securities net of income taxes of $537, offset by $31 related to cash flow hedges, net of income taxes of $11

b)           Accounting for leveraged leases
Effective January 1, 2007 the Company adopted amended Emerging Issues Committee 46, “Accounting for Leveraged Leases”, which incorporates new U.S. Financial Accounting Standards Board Staff Position 13-2 guidance issued in July 2006.  This guidance requires that changes in the projected timing of cash flows relating to income taxes generated by a leveraged lease be considered triggers requiring recalculation of the rate of return and allocation of lease income from the inception of the lease, with gain or loss recognition of any resulting change.  Prior to this amendment, only changes to lease assumptions which affected the total amount of estimated net income were considered to be such triggers.  Transition to the new standard resulted in a charge to opening retained earnings at January 1, 2007 of $157, net of income taxes of $77.

c)    Cash flow presentation of interest discounts and premiums

Effective July 1, 2007, the Company adopted amended EIC 47 – “Interest Discount or Premium in the Cash Flow Statement”.  This EIC amendment conforms EIC 47 to Section 3855 and requires classification of the amortization of premiums on investments in debt securities as cash flows from investing activities rather than cash flows from operating activities in the Company’s Consolidated Statements of Cash Flows. The Company’s adoption of EIC 47 resulted in classification of $141 and $445 of premium amortization as cash flows from investing activities for the three months and the nine months ended September 30, 2007 ($168 and $565 for the three months and nine months ended September 30, 2006), which prior to adoption would have been included, net of accretion of discounts, in cash flows provided by operating activities.

N O T E 3                                Securities

Designation of securities

As at	September 30, 2007
Bonds – AFS	$ 9,373
Bonds – Designated for trading under the fair value option	63,635
Total bonds	$ 73,008
Stocks – AFS	4,560
Stocks – Designated for trading under the fair value option	7,252
Total stocks	$ 11,812

The fair values of securities are based on bid prices. When independent prices are not available, fair values are determined by using valuation techniques which refer to observable market data. Trade date accounting continues to be used for all securities.

Investment income

For the three months ended September 30,	2007				2006
	Designated for trading under the fair value option	Available For Sale	Other (2)	Total	Total

Cash and short-term securities	$7	$122	$-	$129	$97
Bonds
Interest income	853	125	-	978	1,037
Gains and losses (1)	438	3	-	441	86
Stock securities
Dividend income	41	23		64	66
Gains and losses (1)	194	90	-	284	189
Loans
Mortgages	-	-	390	390	418
Private placements	-	-	358	358	350
Policy loans	-	-	104	104	99
Bank loans	-	-	38	38	36
Real estate	-	-	145	145	133
Derivatives	-	-	157	157	10
Other investments	-	-	29	29	72
Total investment income	$1,533	$363	$1,221	$3,117	$2,593

Investment income	$901	$363	$1,019	$2,283	$2,533
Realized and unrealized gains on
assets supporting policy liabilities and
consumer notes	632	-	202	834	60
Total investment income	$1,533	$363	$1,221	$3,117	$2,593

(1)
Gains and losses include both realized and unrealized gains and losses for securities designated as trading under the fair value option and realized gains and losses for AFS securities.  Amounts in 2006 consist of amortization of deferred net realized gains and move to market adjustments for stock securities.

(2)	Other includes loans at amortized cost, real estate rental income and move to market adjustments, derivatives as outlined in note 4 and other investments at cost or equity pick up.

For the nine months ended September 30,	2007				2006
	Designated for trading under the fair value option	Available For Sale	Other (2)	Total	Total

Cash and short-term securities	$27	$374		$401	$269
Bonds
Interest income	2,621	385		3,006	3,048
Gains (losses) (1)	(1,074)	7		(1,067)	271
Stock securities
Dividend income	119	100		219	205
Gains and losses (1)	733	280		1,013	481
Loans
Mortgages			1,252	1,252	1,258
Private placements			1,071	1,071	1,073
Policy loans			314	314	291
Bank loans			111	111	99
Real estate			445	445	388
Derivatives			(199)	(199)	(3)
Other investments			200	200	190
Total investment income	$2,426	$1,146	$3,194	$6,766	$7,570

Investment income	$2,767	$1,146	$3,198	$7,111	$7,484
Realized and unrealized (losses) gains on
assets supporting policy liabilities and
consumer notes	(341)	-	(4)	(345)	86
Total investment income	$2,426	$1,146	$3,194	$6,766	$7,570

(1)
Gains (losses) include both realized and unrealized gains (losses) for securities designated as trading under the fair value option and realized gains and losses for AFS securities.  Amounts in 2006 consist of amortization of deferred net realized gains and move to market adjustments for stock securities.

(2)	Other includes loans at amortized cost, real estate rental income and move to market adjustments, derivatives as outlined in note 4 and other investments at cost or equity pick up.

Investment expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2007	2006	2007	2006
Related to invested assets	$91	$80	$277	$237
Related to segregated, mutual and other funds	146	118	458	365
Total	$237	$198	$735	$602

N O T E 4                                Derivatives and Hedging Instruments

Under the new CICA Handbook sections 3855 and 3865, all derivatives including those that are embedded in financial or non financial contracts that are not closely related to the host contracts are recorded at fair value.  The method of recognizing fair value gains and losses depends on whether the derivatives are designated as hedging instruments.  For derivatives that are not designated as hedging instruments, changes in fair values are recorded in investment income.

For derivatives designated as hedging instruments, changes in fair values are recognized according to the nature of the risks being hedged.   In a fair value hedging relationship, changes in the fair value of both the hedging instrument and the hedged item are recorded in investment income.   There is no impact on income to the extent that the hedging relationship is effective, whereas any ineffectiveness is recognized immediately in income.  In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized immediately in investment income.  Gains and losses accumulating in OCI are reclassified to net income in the same period as the hedged item affects net income.   These reclassifications are to investment income with the exception of total return swaps on stock-based compensation awards that will settle in cash which are reclassified to compensation expense.  Gains and losses on cash flow hedges are reclassified immediately to net income if and when a forecasted transaction is no longer expected to occur.

Fair value hedges

The Company uses interest rate swap agreements as part of its overall strategy of managing the duration of assets to specified targets.  By using interest rate swap agreements the Company can lengthen or shorten the duration of its portfolio by unlocking a price, a rate or an index.  In addition, the Company also manages the interest rate exposure of options embedded in certain non-insurance liabilities by using cancelable interest rate swap option agreements or by using interest rate swap agreements to modify certain liabilities such as fixed rate debt.

For the three months and nine months ended September 30, 2007, the Company recognized net income of $8 and net losses of $7 respectively related to the ineffective portion of its fair value hedges. These amounts are recorded in investment income.

Cash flow hedges

The Company employs a variety of strategies to hedge the variability in prices or foreign exchange rates.  Forward starting interest rate swap agreements are used to hedge the variable cash flows associated with future claims on the Company’s long-term care products linked to the consumer price index.  Agreements related to the issuance or sale of future new business are designated as hedged items.  Total return swaps are used to hedge the variability in cash flows associated with stock-based compensation awards that will settle in cash.  Interest rate swap agreements are used to hedge the variability of cash flows on anticipated debt issuance. Interest rate swap agreements and currency swap agreements are used to hedge interest rate and currency exposure on assets and certain debt issued.

For the three months and nine months ended September 30, 2007, the Company recognized net income of $1 and $1 respectively related to the ineffective portion of its cash flow hedges in investment income.

Derivatives not designated as hedging instruments
Derivatives used in portfolios supporting policy liabilities are not designated as hedging instruments because the Company has designated the securities in these portfolios as fair value.  Accordingly, the changes in fair value of such derivatives and securities are recognized in investment income as they occur.  Interest rate swaps are used in the portfolios supporting policy liabilities to manage duration and currency risks.  In addition, the Company uses interest rate floor agreements to hedge the interest rate risk associated with minimum interest rate guarantees in certain of its life insurance and annuity businesses without designating the derivative as a hedging instrument.

In addition, as outlined in note 2, certain reinsurance contracts primarily related to equity market exposures are classified as financial instruments and are measured at fair value.   These include reinsurance ceded contracts of $434 and reinsurance assumed contracts of $56.  These contracts are classified on the balance sheet as policy liabilities.  Claims recovered under reinsurance ceded contracts offset the claim expense paid to the customer and claims paid on the reinsurance assumed contracts are reported as policy benefits.

As at September 30, 2007	Derivative Assets	Derivative Liabilities
Fair value hedges	$295	$273
Cash flow hedges	402	175
Derivatives not designated	2,136	2,075
Total	$2,833	$2,523

N O T E 5                                 Policy Liabilities

The Company examines the assumptions used in determining policy liabilities on an ongoing basis to ensure policy liabilities appropriately reflect emerging experience and changes in risk profile. Included in the changes in policy liabilities for the three months and nine months ended September 30, 2007 are net increases in policy liabilities related to changes in methods and assumptions of $59 and $93 (2006 – reductions of $nil and $31). These amounts were reported in the Corporate and Other segment.

The increase in policy liabilities of $59 in the third quarter of 2007 related primarily to a refinement of the modeling methodology for incurred claims in the U.S. Accident and Health reinsurance business.  Other changes included an increase in U.S. Variable Annuities and offsetting adjustments to reinsurance ceded in Hong Kong.

The increase in policy liabilities of $26 in the second quarter of 2007 included refinements to asset models and interest rate scenarios in Japan and to liability cash flows in U.S. Fixed Annuities and Long Term Care. These were partially offset by reductions in liabilities due to refinements of liability cash flows in Canada Individual Insurance and minor changes to asset modeling affecting a number of asset segments.  The increase of $8 in the first quarter of 2007 was due to a refinement of asset cash flow modeling in the U.S. Wealth Management segment for certain fixed income assets, partially offset by refinements to asset cash flow modeling in Canada and to liability cash flow models in the U.S. Insurance segment as well as in Canadian businesses.

The $18 increase in policy liabilities in the second quarter of 2006 related to the measurement of investment return risk in Japan. The decrease of $49 in the first quarter of 2006 related to refinements in asset cash flow projections in U.S. businesses and, to a smaller extent, in Canada. Partially offsetting this was an increase due to changes in liability cash flow projections for the Affinity Markets disability business in Canada.

N O T E 6                                Consumer Notes

SignatureNotes is an investment product issued by a subsidiary and sold through a broker-dealer network to retail customers in the form of U.S. dollar publicly traded fixed and/or floating rate securities.  SignatureNotes have a variety of maturities, interest rates and call provisions and may be redeemed upon the death of the holder, subject to an overall program redemption limit of one per cent of the aggregate securities outstanding or an individual redemption limit of U.S. $0.2 of aggregate principal.  As the assets supporting consumer notes are managed along with assets supporting policy liabilities, the Company has designated consumer notes as trading under the fair value option in order to reduce any recognition inconsistency.  Fair values are determined by projecting cash flows and discounting at current rates.  The fair value of consumer notes increased by $34 for the three months ended September 30, 2007 and decreased by $3 for the nine months ended September 30, 2007.  The change in fair value is included in interest expense.

N O T E 7                                Long-term Debt

As at September 30,	2007	2006
Senior debt
5.625% Notes payable U.S. dollar	$504	$574
4.67% Medium term notes	349	349
Notes payable to Manulife Finance (Delaware) LLC (1)	546	-
Other notes payable	430	444
Subordinated notes
6.24% Canadian dollar	550	550
Surplus notes U.S. dollar	474	553
Total long-term debt	$2,853	$2,470

(1)	Issued on December 14, 2006. The notes mature on December 15, 2016 with interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.302%.

N O T E 8                                Liabilities for Preferred Shares and Capital Instruments

As at September 30,	2007	2006
Preferred shares - Class A Shares, Series 1	$344	$344
Senior debentures issued to Manulife Financial Capital Trust
6.7% debentures	940	940
7.0% debentures	60	60
Subordinated notes payable to Manulife Finance (Delaware) LLC (1)	646	-
Subordinated debt securities payable to MIC Financing Trust I (2)	-	542
Total	$1,990	$1,886

(1)	Issued on December 14, 2006. The notes bear interest payable semi-annually at the 90-day Bankers Acceptance rate plus 0.72% and are redeemable in whole or in part with regulatory approval.

(2)	All of the outstanding subordinated debt securities were redeemed at par plus accrued and unpaid interest to the date of redemption on February 1, 2007.

N O T E 9                                Share Capital

a)      Preferred shares

On January 3, 2006, MFC issued 12 million Class A Shares, Series 3 (“Series 3 Preferred Shares”) at a price of $25.00 per share, for an aggregate amount of $300.  The Series 3 Preferred Shares are non-voting and entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.50% per Series 3 Preferred Share.  With regulatory approval, the Series 3 Preferred Shares may be redeemed by MFC on or after March 19, 2011, in whole or in part, at declining premiums that range from $1.00 to nil per Series 3 Preferred Share, by payment of cash.

b)      Common shares

On November 7, 2006, the Toronto Stock Exchange (the “Exchange”) accepted MFC’s filing of notice of intention to make a normal course issuer bid during the 12-month period commencing November 9, 2006.  Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 4.9 per cent of common shares outstanding.  MFC is also limited to purchasing up to two per cent of its outstanding common shares in any 30-day period under this bid. During the nine months ended September 30, 2007, MFC purchased and subsequently cancelled 53 million of its common shares pursuant to this normal course issuer bid at a cost of $2,118. No common shares were purchased in 2006 pursuant to this bid.

All transactions under the normal course issuer bid were and will be executed on the Exchange at prevailing market prices (or, with the Exchange’s approval, off the Exchange) in amounts and at times determined by MFC, subject to compliance with applicable law and regulations. Any common shares purchased as part of the bid will be cancelled.

As at September 30, 2007, there were 31 million outstanding stock options and deferred share units (2006 – 36 million).

Number of Common Shares(in millions)	2007	2006
Balance, January 1	1,547	1,584
Issued on exercise of stock options and deferred share units and
on acquisition of subsidiary	8	5
Normal course issuer bids – purchase for cancellation	(53)	(43)
Balance, September 30	1,502	1,546

N O T E 10                                Accumulated Other Comprehensive Income (Loss) (“AOCI”)

AOCI is a new component of shareholders’ equity resulting from the adoption of the new accounting standards for financial instruments (see note 2).  Amounts previously reported as currency translation account have been reclassified to AOCI.

Components of AOCI as at	September 30, 2007	January 1, 2007	December 31, 2006
AOCI on AFS securities	$1,540	$1,761	$-
AOCI on cash flow hedges	10	(20)	-
AOCI on translation of net foreign operations	(6,135)	(3,009)	(3,009)
Total	$(4,585)	$(1,268)	$(3,009)

N O T E 11                                Employee Future Benefits

The Company maintains a number of pension and benefit plans for its eligible employees and agents.  Information about the Company’s benefit plans, in aggregate, is as follows:

	Pension benefits		Other employee benefits
For the three months ended September 30	2007	2006	2007	2006
Defined benefit plan expense	$5	$7	$7	$8
Defined contribution plan expense	14	15	-	-
Total	$19	$22	$7	$8
For the nine months ended September 30,	2007	2006	2007	2006
Defined benefit plan expense	$17	$22	$22	$23
Defined contribution plan expense	44	43	-	-
Total	$61	$65	$22	$23

N O T E 12                                Contingencies

a)      Legal and regulatory proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.  The Company does not believe that the conclusion of any of these legal or regulatory matters that are currently pending, either individually or in the aggregate, will have a material adverse effect on its consolidated financial position or results of operations.

b)      Accident reinsurance disputes

The Company entered into a number of reinsurance arrangements in respect of personal accident insurance and the occupational accident component of workers compensation insurance. Under these arrangements, the Company both assumed risks as a reinsurer, and also passed substantial portions of these risks on to other companies. The Company is engaged in disputes, including a number of legal proceedings, in respect of this business and believes it has provided adequately for the exposure.

c)      Guarantees

Guarantees regarding Manulife Finance (Delaware), L.P.

MFC has unconditionally and irrevocably guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and $650 subordinated debentures due December 15, 2041 issued by Manulife Finance (Delaware), L.P. (“MFLP”), a wholly owned partnership. MFLP is bifurcated into two silos and one host entity in accordance with variable interest entity accounting guidelines.  The largest silo is composed of the senior and the subordinated debentures and interest rate swaps.

The Company does not own, and is not the primary beneficiary, of these debentures; therefore, the Company does not consolidate them. The senior debentures pay a fixed interest rate of 4.448% per annum, payable semi-annually, until December 15, 2016 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus 1.5%, payable quarterly.  The subordinated debentures pay a fixed interest rate of 5.059% per annum, payable semi-annually, until December 15, 2036 and thereafter will pay a floating rate of interest equal to the 90-day Bankers Acceptance rate plus

1%, payable quarterly.  MFC’s guarantee of the senior debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured indebtedness of MFC which is not subordinated, and MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and ranks equally with all other subordinated indebtedness of MFC except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007 MFC provided a full and unconditional guarantee of The Manufacturers Life Insurance Company (“MLI”) $550 subordinated debentures due February 16, 2016 and a subordinated guarantee of Class A and Class B preferred shares of MLI, including MLI’s outstanding Class A Shares Series 6.  MFC also provided a full and unconditional guarantee of MLI’s obligations under the annuities which provide the cash flows to service the $200 outstanding 4.551% annuity-backed notes due November 12, 2008 issued by Maritime Life Canadian Funding, a special purpose trust established under the laws of Ontario. The annuities are included in policyholder liabilities in the Consolidated Balance Sheets.

MFC’s guarantee of the subordinated debentures is a direct unsecured obligation of MFC and  ranks equally with all other unsecured subordinated indebtedness of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking as equally in right of payment with or subordinate to the subordinated indebtedness of MFC.

The following tables set forth certain consolidating summary financial information for MFC, Manulife Finance (Delaware), L.P. and MLI consolidated:

As at and for the three months ended September 30, 2007	MFC (Guarantor)	Manulife Finance (Delaware), L.P.	MLI Consolidated	Other Subsidiaries of MFC on a Combined Basis	Consolidating Adjustments	Total Consolidated Amounts
Total revenue	$26	$14	$6,568	$2,846	$(96)	$9,358
Net income available to
shareholders	1,070	-	874	184	(1,058)	1,070
Invested assets	10	-	95,538	63,480	-	159,028
Total other assets	28,159	1,354	13,375	11,700	(37,731)	16,857
Policy liabilities	-	-	69,095	54,774	(13)	123,856
Total other liabilities	4,118	1,214	22,320	9,083	(8,758)	27,977

September 30, 2006
Total revenue	$15	$-	$5,504	$2,934	$(42)	$8,411
Net income available to
shareholders	974	-	691	285	(976)	974
Invested assets	296	-	89,661	73,227	(1)	163,183
Total other assets	27,129	-	9,104	11,467	(33,065)	14,635
Policy liabilities	-	-	64,227	62,393	(23)	126,597
Total other liabilities	3,447	-	20,394	10,488	(7,084)	27,245

For the nine months ended September 30, 2007
Total revenue	$47	$54	$17,440	$7,946	$(221)	$25,266
Net income available to
shareholders	3,158	7	2,545	585	(3,137)	3,158

September 30, 2006
Total revenue	$43	$-	$16,214	$8,852	$(105)	$25,004
Net income available to
shareholders	2,885	-	2,118	764	(2,882)	2,885

Details of guarantees regarding the Fixed Investment Option of the Deferred Annuity Contracts issued by John Hancock Variable Life Insurance Company and the SignatureNotes Issued by John Hancock Life Insurance Company are outlined in note 14(d).

N O T E 13                                Segmented Information

The Company provides a wide range of financial products and services, including individual life insurance, long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan.  The Company also provides investment management services with respect to the general fund assets of the Company, segregated and mutual funds as well as to institutional customers. The Company also offers reinsurance services specializing in retrocession and offering products in life, property and casualty.

The Company’s reporting segments are U.S. Insurance and U.S. Wealth Management, which combine to form the U.S. Division, as well as the Canadian, Asia and Japan and Reinsurance Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.

Certain allocation methodologies are employed in the preparation of segmented financial information.  Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company's business segments on a risk-based methodology.  The income statement impact of changes in actuarial methods and assumptions (note 5) is reported in the Corporate and Other segment.

By segment		U.S.		Asia
For the three months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
September 30, 2007	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,294	$-	$1,371	$726	$249	$-	$3,640
Annuities and pensions	-	1,076	151	15	-	-	1,242
Total premium income	$1,294	$1,076	$1,522	$741	$249	$-	$4,882
Investment income	1,153	602	727	441	73	121	3,117
Other revenue	152	676	252	209	4	66	1,359
Total revenue	$2,599	$2,354	$2,501	$1,391	$326	$187	$9,358

Interest expense	$9	$69	$101	$13	$-	$107	$299

Income before income taxes	$208	$370	$467	$266	$87	$68	$1,466
Income taxes	(70)	(102)	(135)	(39)	(28)	(23)	(397)
Net income	$138	$268	$332	$227	$59	$45	$1,069
Loss attributed to participating policyholders	-		(1)	-	-	-	(1)
Net income attributed to shareholders	$138	$268	$333	$227	$59	$45	$1,070

Segregated funds deposits	$311	$5,488	$1,121	$1,968	$-	$-	$8,888

Goodwill
Balance, beginning of period	$2,466	$1,873	$2,051	$445	$71	$71	$6,977
Acquisition of subsidiary	-	-	81	-	-	-	81
Change in foreign exchange rates	(155)	(119)	-	(7)	(4)	(4)	(289)
Balance, September 30, 2007	$2,311	$1,754	$2,132	$438	$67	$67	$6,769

As at September 30, 2007
Policy liabilities	$40,885	$31,391	$36,002	$13,636	$1,685	$257	$123,856
Total assets	$48,120	$39,382	$52,716	$17,355	$2,852	$15,460	$175,885
Segregated funds net assets
held by policyholders	$11,656	$110,120	$30,829	$19,498	$-	$2,198	$174,301

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Reinsurance Division into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended			Asia
September 30, 2007	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,331	$1,387	$726	$196	$3,640
Annuities and pensions	1,076	151	15	-	1,242
Total premium income	$2,407	$1,538	$741	$196	$4,882
Investment income	1,841	820	440	16	3,117
Other revenue	870	264	212	13	1,359
Total revenue	$5,118	$2,622	$1,393	$225	$9,358

By segment		U.S.		Asia
For the three months ended September 30, 2006	U.S. Insurance	Wealth Management	Canadian Division	and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$1,324	$-	$1,334	$727	$244	$-	$3,629
Annuities and pensions	-	895	138	16	-	-	1,049
Total premium income	$1,324	$895	$1,472	$743	$244	$-	$4,678
Investment income	724	710	795	218	51	95	2,593
Other revenue	150	597	200	125	6	62	1,140
Total revenue	$2,198	$2,202	$2,467	$1,086	$301	$157	$8,411

Interest expense	$7	$40	$81	$12	$1	$114	$255

Income before income taxes	$253	$390	$291	$221	$115	$60	$1,330
Income taxes	(84)	(110)	(71)	(36)	(29)	(32)	(362)
Net income	$169	$280	$220	$185	$86	$28	$968
Net (loss) income attributed to participating
policyholders	-	-	(9)	3	-	-	(6)
Net income attributed to shareholders	$169	$280	$229	$182	$86	$28	$974

Segregated funds deposits	$290	$5,715	$921	$779	$-	$-	$7,705

Goodwill
Balance, beginning of period	$2,586	$1,963	$2,051	$489	$75	$91	$7,255
Change in foreign exchange rates	-	-	-	(8)	-	-	(8)
Balance, September 30, 2006	$2,586	$1,963	$2,051	$481	$75	$91	$7,247

As at September 30, 2006
Policy liabilities	$41,767	$37,938	$32,015	$12,931	$1,826	$120	$126,597
Total assets	$50,050	$47,392	$47,771	$16,227	$3,220	$13,158	$177,818
Segregated funds net assets
held by policyholders	$11,509	$99,669	$25,210	$15,166	$-	$2,309	$153,863

By geographic location
For the three months ended			Asia
September 30, 2006	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$1,449	$1,343	$727	$110	$3,629
Annuities and pensions	895	138	16	-	1,049
Total premium income	$2,344	$1,481	$743	$110	$4,678
Investment income	1,483	876	219	15	2,593
Other revenue	790	216	128	6	1,140
Total revenue	$4,617	$2,573	$1,090	$131	$8,411

By segment		U.S.		Asia
For the nine months ended September 30, 2007	U.S Insurance	Wealth Management	Canadian Division	and Japan Division	Reinsurance Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$3,902	$-	$4,169	$2,155	$786	$-	$11,012
Annuities and pensions	-	2,956	415	62	-	-	3,433
Total premium income	$3,902	$2,956	$4,584	$2,217	$786	$-	$14,445
Investment income	2,008	1,741	1,482	980	145	410	6,766
Other revenue	476	2,071	726	549	15	218	4,055
Total revenue	$6,386	$6,768	$6,792	$3,746	$946	$628	$25,266

Interest expense	$26	$108	$282	$40	$1	$340	$797

Income before income taxes	$692	$1,164	$1,165	$829	$284	$114	$4,248
Income taxes	(233)	(327)	(325)	(142)	(86)	20	(1,093)
Net income	$459	$837	$840	$687	$198	$134	$3,155
Net (loss) income attributed
to participating policyholders	-	-	(7)	4	-	-	(3)
Net income attributed to shareholders	$459	$837	$847	$683	$198	$134	$3,158

Segregated funds deposits	$940	$17,702	$5,053	$4,456	$-	$33	$28,184

Goodwill
Balance, beginning of period	$2,702	$2,052	$2,051	$499	$78	$79	$7,461
Acquisition of subsidiary	-	-	81	-	-	-	81
Change in foreign exchange rates	(391)	(298)	-	(61)	(11)	(12)	(773)
Balance, September 30, 2007	$2,311	$1,754	$2,132	$438	$67	$67	$6,769

By geographic location
For the nine months ended			Asia
September 30, 2007	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$4,232	$4,210	$2,155	$415	$11,012
Annuities and pensions	2,956	415	62	-	3,433
Total premium income	$7,188	$4,625	$2,217	$415	$14,445
Investment income	3,975	1,770	984	37	6,766
Other revenue	2,713	764	558	20	4,055
Total revenue	$13,876	$7,159	$3,759	$472	$25,266

By segment		U.S.		Asia
For the nine months ended	U.S.	Wealth	Canadian	and Japan	Reinsurance	Corporate
September 30, 2006	Insurance	Management	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$3,967	$-	$4,006	$2,098	$703	$-	$10,774
Annuities and pensions	-	2,797	403	50		-	3,250
Total premium income	$3,967	$2,797	$4,409	$2,148	$703	$-	$14,024
Investment income	2,203	2,130	2,237	633	154	213	7,570
Other revenue	456	1,757	584	374	14	225	3,410
Total revenue	$6,626	$6,684	$7,230	$3,155	$871	$438	$25,004

Interest expense	$27	$119	$213	$36	$2	$302	$699

Income before income taxes	$682	$1,168	$892	$696	$310	$148	$3,896
Income taxes	(228)	(332)	(188)	(146)	(84)	(56)	(1,034)
Net income	$454	$836	$704	$550	$226	$92	$2,862
Net (loss) income attributed to
participating policyholders	-	-	(30)	7	-	-	(23)
Net income attributed to shareholders	$454	$836	$734	$543	$226	$92	$2,885

Segregated funds deposits	$915	$17,320	$3,365	$3,808	$-	$-	$25,408

Goodwill
Balance, beginning of period	$2,704	$2,053	$2,051	$499	$78	$116	$7,501
Sale of subsidiary	-	-	-	-	-	(20)	(20)
Change in foreign exchange rates	(118)	(90)	-	(18)	(3)	(5)	(234)
Balance, September 30, 2006	$2,586	$1,963	$2,051	$481	$75	$91	$7,247

By geographic location
For the nine months ended			Asia
September 30, 2006	United States	Canada	and Japan	Other	Total
Revenue
Premium income
Life and health insurance	$4,296	$4,037	$2,098	$343	$10,774
Annuities and pensions	2,797	403	50	-	3,250
Total premium income	$7,093	$4,440	$2,148	$343	$14,024
Investment income	4,394	2,497	634	45	7,570
Other revenue	2,346	670	382	12	3,410
Total revenue	$13,833	$7,607	$3,164	$400	$25,004

N O T E 14	Material Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company are presented in accordance with Canadian GAAP. Canadian GAAP differs in certain material respects from U.S. GAAP. The material differences between U.S. and Canadian GAAP for a life insurance company relate to the treatment of invested assets, deferred acquisition costs and actuarial liabilities.  Generally, these differences will result in materially different earnings emergence patterns between statements of operations prepared in accordance with U.S. GAAP as compared to statements of operations prepared in accordance with Canadian GAAP.

a)	Condensed Consolidated Balance Sheets

As at	September 30, 2007		December 31, 2006		September 30, 2006
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Assets
Cash and short-term securities	$9,892	$9,775	$10,798	$10,745	$7,877	$7,850
Securities
Bonds	99,168	73,008	109,460	78,085	106,883	77,102
Stocks	18,049	11,812	18,675	11,272	16,333	10,184
Loans
Mortgages	25,586	25,589	28,079	28,131	27,433	27,485
Private placements	-	21,877	-	25,074	-	23,702
Policy loans	5,770	5,770	6,413	6,413	6,076	6,076
Bank loans	2,160	2,160	2,009	2,009	1,978	1,978
Real estate	4,240	5,660	4,563	5,905	4,034	5,294
Other investments	3,709	3,377	3,661	3,530	3,481	3,512
Total invested assets	$168,574	$159,028	$183,658	$171,164	$174,095	$163,183
Other assets
Accrued investment income	$1,572	$1,567	$1,563	$1,557	$1,686	$1,682
Outstanding premiums	608	608	669	669	648	648
Deferred acquisition costs	12,164	-	12,054	-	11,100	-
Reinsurance deposits and amounts
recoverable	4,467	-	4,966	-	4,723	-
Goodwill	5,879	6,769	6,415	7,461	6,246	7,247
Intangible assets	1,602	1,602	1,708	1,708	1,647	1,647
Derivatives	1,760	2,833	1,193	400	1,164	236
Value of business acquired	3,555	-	4,101	-	3,992	-
Miscellaneous	4,348	3,478	4,226	3,201	3,770	3,175
Total other assets	$35,955	$16,857	$36,895	$14,996	$34,976	$14,635
	$204,529	$175,885	$220,553	$186,160	$209,071	$177,818
Segregated funds net assets (1)	163,440	-	162,536	-	145,201	-
Total assets	$367,969	$175,885	$383,089	$186,160	$354,272	$177,818
Segregated funds net assets (1)	$-	$175,094	$-	$172,937	$-	$154,606

(1)   U.S. GAAP terminology is separate accounts.

a)	Condensed Consolidated Balance Sheets (continued)

As at	September 30, 2007		December 31, 2006		September 30, 2006
	U.S.	Canadian	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP	GAAP	GAAP
Liabilities and equity
Policy liabilities	$149,374	$123,856	$162,740	$130,819	$156,056	$126,597
Deferred realized net gains	-	110	-	4,442	-	4,248
Bank deposits	8,901	8,901	7,845	7,845	7,124	7,124
Consumer notes	2,289	2,209	2,860	2,860	2,763	2,763
Future income tax liability(2)	2,631	2,806	2,707	2,258	2,494	2,184
Derivatives	1,463	2,523	706	910	519	425
Other liabilities	8,976	6,383	8,105	5,543	7,971	5,938
	$173,634	$146,788	$184,963	$154,677	$176,927	$149,279
Long-term debt	2,857	2,853	3,040	3,058	2,450	2,470
Liabilities for preferred shares and
capital instruments	1,989	1,990	2,572	2,567	1,886	1,886
Non-controlling interest in subsidiaries	371	202	400	202	361	207
Segregated funds net liabilities (1)	163,440	-	162,536	-	145,201	-
Common shares, preferred shares,
retained earnings and contributed
surplus	28,524	28,637	29,172	28,665	28,592	27,848
Accumulated other comprehensive
income (loss)
on available-for-sale securities
and cash flow hedges	2,989	1,550	3,364	-	2,651	-
on translation of net foreign
operations	(5,835)	(6,135)	(2,958)	(3,009)	(3,796)	(3,872)
Total liabilities and equity	$367,969	$175,885	$383,089	$186,160	$354,272	$177,818
Segregated funds net liabilities (1)	$-	$175,094	$-	$172,937	$-	$154,606

(1)    U.S. GAAP terminology is separate accounts.
(2)    U.S. GAAP terminology is deferred income taxes.

b)	Condensed Consolidated Statements of Operations

For the nine months ended September 30,		2007		2006
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
Revenue
Premium income	$9,435	$14,445	$9,107	$14,024
Net investment income (investment income)	7,932	6,766	7,259	7,570
Fee income and other revenue	5,133	4,055	4,486	3,410
Total revenue	$22,500	$25,266	$20,852	$25,004
Policy benefits and expenses
Policyholder benefits	$13,883	$13,917	$12,735	$14,554
Commissions, investment and general expenses	3,352	6,098	3,115	5,639
Amortization of deferred acquisition
costs and value of business acquired	1,093	-	956	-
Other	1,006	1,003	916	915
Total policy benefits and expenses	$19,334	$21,018	$17,722	$21,108
Income before income taxes and change
in accounting policy	$3,166	$4,248	$3,130	$3,896
Income taxes	(738)	(1,093)	(810)	(1,034)
Net income	$2,428	$3,155	$2,320	$2,862

Weighted average number of
common shares outstanding (in millions):
Basic	1,529	1,529	1,568	1,568
Diluted	1,544	1,544	1,584	1,584
Earnings per share:
Basic	$1.59	$2.05	$1.48	$1.83
Diluted	$1.57	$2.03	$1.46	$1.81

c)	Reconciliation of Canadian GAAP to U.S. GAAP

As described in note 2, effective January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income” and 3251 “Equity” in addition to reissued section 4211 “Life Insurance Enterprises – Specific Items”.

Although these new standards substantially harmonize the Canadian GAAP and U.S. GAAP accounting standards for financial instruments, derivatives, and other comprehensive income, except for the availability of designation for trading under the fair value option (“FVO”) for financial instruments under Canadian GAAP, the Company has designated securities and private placements differently for Canadian GAAP than U.S. GAAP.  This classification difference creates reconciling items in 2007 between Canadian GAAP and U.S. GAAP.  Under U.S. GAAP, bonds, stocks and private placements are classified as AFS.  For Canadian GAAP, because the determination of actuarial liabilities is dependent upon the carrying value of assets required to support liabilities, to eliminate recognition inconsistency, bond and stock securities that support policy liabilities have been designated as fair value.  In addition, private placements that are not traded in an active market qualify as loans for Canadian GAAP, but are securities for U.S. GAAP.

The change in Canadian GAAP standards also harmonized the accounting for other than temporary impairments, except that unrealized losses on AFS assets caused by interest rate movements on assets that the Company does not have the intent and ability to hold to recovery, are recognized as impairments to income for U.S. GAAP and not for Canadian GAAP.

In addition, consumer notes are designated for trading under the fair value option under Canadian GAAP whereas under U.S. GAAP, consumer notes are carried at amortized cost.

Because the securities supporting policy liabilities are designated as fair value, there are cash flow hedges for U.S. GAAP that do not qualify for hedge accounting under Canadian GAAP.  Forward starting interest rate swap agreements used to offset the variable cash flows associated with future fixed income asset acquisitions are designated as cash flow hedging items for U.S. GAAP purposes, and as trading derivatives for Canadian GAAP.

Net income reconciliation

For the nine months ended September 30,	2007	2006
Net income determined in accordance with Canadian GAAP	$3,155	$2,862
Net investment income
Bonds excluding other than temporary impairments (1)	1,317	(136)
Interest rate related other than temporary impairments	(675)	(48)
Stocks (2)	(110)	(106)
Cash flow hedges (3)	312	19
Real estate	(189)	(147)
Other	207	78
	862	(340)
Deferred acquisition costs, net of amortization	1,557	1,508
Value of business acquired amortization	(119)	(154)
Consumer notes fair value adjustment	(3)	-
Policy liabilities	(3,389)	(1,819)
Commissions, investment and general expenses	(4)	15
Future income taxes on above items	369	248
Net income determined in accordance with U.S. GAAP	$2,428	$2,320

(1)	Bonds classified in 2007 as AFS for U.S. GAAP and FVO for Canadian GAAP include realized gains on U.S. GAAP of $243 and unrealized and realized losses on Canadian GAAP of $1,074.
(2)	Stocks classified in 2007 as AFS for U.S. GAAP and FVO for Canadian GAAP include realized gains on U.S. GAAP of $623 and unrealized and realized gains on Canadian GAAP of $733.
(3)	Cash flow hedge accounting on forward start interest rate derivatives not elected for Canadian GAAP but elected for U.S. GAAP.

Other comprehensive income reconciliation

For the nine months ended	September 30, 2007			September 30, 2006
	Canadian		U.S.	U.S.
	GAAP	Differences	GAAP	GAAP
Net income	$3,155	$(727)	$2,428	$2,320
Other comprehensive (loss) income
Changes in unrealized gains on available-for-sale
securities	(285)	(815)	(1,100)	(408)
Adjustments to net unrealized gains (losses)
Actuarial liabilities	-	568	568	76
Deferred acquisition costs	-	125	125	(222)
Deferred revenue	-	(9)	(9)	(8)
Value of business acquired	-	18	18	5
Changes in gains on derivative investments
designated as cash flow hedges	46	(251)	(205)	(164)
Additional pension obligation	-	33	33	3
Future income taxes on the above items	48	147	195	348
Changes in unrealized currency translation gains
(losses) of self -sustaining operations	(3,126)	249	(2,877)	(706)
Total other comprehensive (loss) income	$(3,317)	$65	$(3,252)	$(1,076)
Total comprehensive (loss) income	$(162)	$(662)	$(824)	$1,244

d)
Information Provided in Connection with the Fixed Investment Option of the Deferred Annuity Contracts Issued by John Hancock Variable Life Insurance Company and the Signature Notes Issued by John Hancock Life Insurance Company

The following condensed consolidating financial information, presented in accordance with U.S. GAAP, and the related disclosure have been included in these financial statements in compliance with Regulation S-X of the United States Securities and Exchange Commission (the “Commission”) and in accordance with Rule 12h-5 of the Commission.  MFC has guaranteed certain securities issued and to be issued by John Hancock Variable Life Insurance Company and John Hancock Life Insurance Company, and therefore these financial statements are incorporated by reference in the registration statements of MFC and the subsidiaries.

Condensed Consolidating Balance Sheets

As at September 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$11	$44	$53,711	$6,622	$108,250	$(64)	$168,574
Investments in unconsolidated
subsidiaries	29,183	11,484	3,353	144	2,090	(46,254)	-
Other assets	603	910	12,507	2,990	33,871	(14,926)	35,955
Separate account assets	-	-	10,941	8,183	144,316	-	163,440
Total assets	$29,797	$12,438	$80,512	$17,939	$288,527	$(61,244)	$367,969

Liabilities and equity
Policy liabilities	$-	$-	$51,150	$6,546	$95,512	$(3,834)	$149,374
Consumer notes	-	-	2,289	-	-	-	2,289
Other liabilities	3,425	30	4,871	967	21,077	(8,399)	21,971
Long-term debt	350	1,208	474	-	2,474	(1,649)	2,857
Liabilities for preferred shares
and capital instruments	344	-	-	-	1,645	-	1,989
Non-controlling interest in
subsidiaries	-	-	-	-	380	(9)	371
Separate account liabilities	-	-	10,941	8,183	144,316	-	163,440
Shareholders' equity	25,678	11,200	10,787	2,243	23,123	(47,353)	25,678
Total liabilities and
equity	$29,797	$12,438	$80,512	$17,939	$288,527	$(61,244)	$367,969

As at September 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Assets
Invested assets	$295	$129	$62,403	$7,044	$104,324	$(100)	$174,095
Investments in unconsolidated
subsidiaries	29,267	12,508	3,712	156	2,089	(47,732)	-
Other assets	1,333	519	13,612	3,311	29,497	(13,296)	34,976
Separate account assets	-	-	12,208	8,491	124,502	-	145,201
Total assets	$30,895	$13,156	$91,935	$19,002	$260,412	$(61,128)	$354,272

Liabilities and equity
Policy liabilities	$-	$-	$59,015	$7,018	$93,387	$(3,364)	$156,056
Consumer notes	-	-	2,763	-	-	-	2,763
Other liabilities	2,754	83	5,674	1,034	16,928	(8,365)	18,108
Long-term debt	350	1,319	531	-	1,950	(1,700)	2,450
Liabilities for preferred shares
and capital instruments	344	-	-	-	1,542	-	1,886
Non-controlling interest in
subsidiaries	-	-	-	-	374	(13)	361
Separate account liabilities	-	-	12,208	8,491	124,502	-	145,201
Shareholders' equity	27,447	11,754	11,744	2,459	21,729	(47,686)	27,447
Total liabilities and
equity	$30,895	$13,156	$91,935	$19,002	$260,412	$(61,128)	$354,272

Condensed Consolidating Statements of Operations

For the nine months ended September 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$2,067	$61	$7,307	$-	$9,435
Net investment income	3	44	2,682	311	4,964	(72)	7,932
Fee income and other revenue	61	-	278	232	4,908	(346)	5,133
Total revenue	$64	$44	$5,027	$604	$17,179	$(418)	$22,500

Policy benefits and expenses
Policyholder benefits	$-	$-	$3,575	$276	$10,041	$(9)	$13,883
Commissions, investment and general expenses	29	58	422	42	3,101	(300)	3,352
Amortization of deferred acquisition costs and value
of business acquired	-	-	103	54	936	-	1,093
Other	23	46	271	17	758	(109)	1,006
Total policy benefits and expenses	$52	$104	$4,371	$389	$14,836	$(418)	$19,334

Income (loss) before income taxes	$12	$(60)	$656	$215	$2,343	$-	$3,166
Income tax (expense) recovery	(7)	27	(210)	(70)	(478)	-	(738)
Income (loss) after income taxes	$5	$(33)	$446	$145	$1,865	$-	$2,428
Equity in net income of unconsolidated
subsidiaries	2,423	696	203	7	-	(3,329)	-
Net income	$2,428	$663	$649	$152	$1,865	$(3,329)	$2,428

For the nine months ended September 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Revenue
Premium income	$-	$-	$2,082	$68	$6,957	$-	$9,107
Net investment income	2	21	2,605	281	4,381	(31)	7,259
Fee income and other revenue	41	3	259	384	4,138	(339)	4,486
Total revenue	$43	$24	$4,946	$733	$15,476	$(370)	$20,852

Policy benefits and expenses
Policyholder benefits	$-	$-	$3,657	$387	$8,699	$(8)	$12,735
Commissions, investment and general expenses	17	16	340	112	2,929	(299)	3,115
Amortization of deferred acquisition
costs and value of business acquired	-	-	199	5	752	-	956
Other	14	43	282	23	617	(63)	916
Total policy benefits and expenses	$31	$59	$4,478	$527	$12,997	$(370)	$17,722

Income (loss) before income taxes	$12	$(35)	$468	$206	$2,479	$-	$3,130
Income tax (expense) recovery	(9)	18	(165)	(67)	(587)	-	(810)
Income (loss) after income taxes	$3	$(17)	$303	$139	$1,892	$-	$2,320
Equity in net income of unconsolidated
subsidiaries	2,317	592	221	4	-	(3,134)	-
Net income	$2,320	$575	$524	$143	$1,892	$(3,134)	$2,320

Condensed Consolidating Statements of Cash Flows

For the nine months ended September 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$2,428	$663	$649	$152	$1,865	$(3,329)	$2,428
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(2,423)	(696)	(203)	(7)	-	3,329	-
Increase in actuarial liabilities and policy
related items	-	-	1,411	65	5,624	-	7,100
Net realized investment gains and other
investment items	-	-	(93)	(21)	(1,189)	2	(1,301)
Capitalized amounts net of amortization of deferred
acquisition costs and value
of business acquired	-	-	(52)	(16)	(1,346)	-	(1,414)
Amortization of premium/discount	-	-	222	21	(122)	-	121
Other amortization	-	(7)	46	7	215	-	261
Future income tax expense (recovery)	2	(26)	305	(7)	91	-	365
Stock-based compensation	-	-	1	-	15	-	16
Non-controlling interest in subsidiaries	-	-	-	-	10	6	16
Net income (loss) adjusted for non-cash items	$7	$(66)	$2,286	$194	$5,163	$8	$7,592
Change in other operating
assets and liabilities	93	45	334	21	71	(11)	553
Cash provided by (used in)
operating activities	$100	$(21)	$2,620	$215	$5,234	$(3)	$8,145

Investing activities
Purchase and mortgage advances	$-	$-	$(7,134)	$(1,116)	$(32,450)	$-	$(40,700)
Disposals and repayments	-	-	9,611	790	28,761	-	39,162
Changes in investment broker net receivables
and payables	-	-	(35)	5	107	-	77
Net cash received as part of
acquisition of subsidiary	(3)	-	-	-	128	-	125
Cash (used in) provided by
investing activities	$(3)	$-	$2,442	$(321)	$(3,454)	$-	$(1,336)

Condensed Consolidating Statements of Cash Flows (continued)

For the nine months ended September 30, 2007	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Increase in securities sold
but not yet purchased	$-	$-	$-	$-	$(41)	$-	$(41)
Issue of long-term debt	-	(13)	(559)	-	569	-	(3)
Repayment of subordinated debt securities	-	-	-	-	(570)	-	(570)
Redemptions in investment
fund products	-	-	(2,976)	104	(1,218)	-	(4,090)
Bank deposits, net	-	-	-	-	1,056	-	1,056
Consumer notes redeemed, net	-	-	(269)	-	-	-	(269)
Preferred share dividends	(22)	-	-	-	(3)	3	(22)
Common share dividends	(980)	-	-	-	-	-	(980)
Notes payable to subsidiary	3,390	-	-	-	-	(3,390)	-
Notes receivable from subsidiary	(465)	-	-	-		465	-
Notes payable to parent	-	-	-	-	465	(465)	-
Notes receivable from parent	-	-	-	-	(3,390)	3,390	-
Notes payable to affiliate	13	(21)	(24)	-	57	(25)	-
Notes receivable from affiliate	-	-	(10)	-	(15)	25	-
Funds repaid, net	-	-	-	-	(9)	-	(9)
Purchase and cancellation of common shares	(2,118)	-	-	-	-	-	(2,118)
Tax benefit of stock options exercised	-	-	11	-	-	-	11
Common shares issued on exercise of options	93	-	-	-	-	-	93
Cash (used in) provided by
financing activities	$(89)	$(34)	$(3,827)	$104	$(3,099)	$3	$(6,942)
Cash and short-term securities
Increase (decrease) during the period	$8	$(55)	$1,235	$(2)	$(1,319)	$-	$(133)
Currency impact on cash
and short-term securities	-	(22)	(117)	(40)	(879)	-	(1,058)
Balance, January 1	2	121	651	217	9,393	-	10,384
Balance, September 30	$10	$44	$1,769	$175	$7,195	$-	$9,193

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$2	$121	$651	$217	$9,807	$-	$10,798
Net payments in transit,
included in other liabilities	-	-	-	-	(414)	-	(414)
Net cash and short-term
securities, January 1	$2	$121	$651	$217	$9,393	$-	$10,384

End of period
Gross cash and short-term securities	$10	$44	$1,769	$175	$7,894	$-	$9,892
Net payments in transit,
included in other liabilities	-	-	-	-	(699)	-	(699)
Net cash and short-term
securities, September 30	$10	$44	$1,769	$175	$7,195	$-	$9,193

Condensed Consolidating Statements of Cash Flows

For the nine months ended September 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation

Operating activities
Net income	$ 2,320	$ 575	$ 524	$ 143	$ 1,892	$ (3,134)	$ 2,320
Adjustments for non-cash items in net income:
Equity in net income of unconsolidated
subsidiaries	(2,317)	(592)	(221)	(4)	-	3,134	-
Increase in actuarial liabilities
and policy related items	-	-	950	67	3,516	-	4,533
Net realized investment gains
and other investment items	-	-	31	(2)	(879)	2	(848)
Capitalized amounts net of amortization
of deferred acquisition costs and value
of business acquired	-	-	(12)	(142)	(1,200)	-	(1,354)
Amortization of premium/discount	-	-	366	30	(71)	-	325
Other amortization	-	(7)	23	5	203	-	224
Future income tax expense (recovery)	1	(18)	139	65	350	5	542
Stock-based compensation	-	-	1	-	19	-	20
Non-controlling interest in subsidiaries	-	-	-	-	16	-	16
Net income (loss) adjusted for non-cash items	$ 4	$ (42)	$ 1,801	$ 162	$ 3,846	$ 7	$ 5,778
Change in other operating assets and
liabilities	35	(180)	(51)	(32)	86	(7)	(149)
Cash provided by (used in)
operating activities	$ 39	$ (222)	$ 1,750	$ 130	$ 3,932	$ -	$ 5,629

Investing activities
Purchase and mortgage advances	$ -	$ -	$ (10,399)	$ (1,684)	$ (36,589)	$ 528	$ (48,144)
Disposals and repayments	-	-	11,646	1,089	33,636	(528)	45,843
Changes in investment broker net
receivables and payables	-	-	(8)	22	458	-	472
Subscription of preferred shares issued							-
by a subsidiary	(25)	-	-	-	-	25	-
Cash reduction on sale of business,							-
net of cash received	-	-	-	-	(59)	-	(59)
Dividends from unconsolidated subsidiary	4	178	-	-	-	(182)	-
Cash (used in) provided by
investing activities	$ (21)	$ 178	$ 1,239	$ (573)	$ (2,554)	$ (157)	$ (1,888)

Condensed Consolidating Statements of Cash Flows (continued)

For the nine months ended September 30, 2006	Manulife Financial Corporation (Guarantor)	John Hancock Financial Services, Inc.	John Hancock Life Insurance Company (Issuer)	John Hancock Variable Life Insurance Company (Issuer)	Other Subsidiaries	Consolidation Adjustments	Consolidated Manulife Financial Corporation
Financing activities
Decrease in securities sold but not yet
purchased	$ -	$ -	$ -	$ -	$ (418)	$ -	$ (418)
Issue of long-term debt	350	-	-	-	4	-	354
Dividends paid to parent	-	-	(178)	-	-	178	-
Repayment of long-term debt	-	33	-	-	(296)	-	(263)
Redemptions in investment fund
products	-	-	(3,466)	264	(330)	-	(3,532)
Bank deposits, net	-	-	-	-	1,558	77	1,635
Consumer notes issued, net	-	-	(120)	-	-	-	(120)
Preferred share dividends	(22)	-	-	-	(4)	4	(22)
Common share dividends	(824)	-	-	-	-	-	(824)
Notes payable to subsidiary	3,006	-	-	-	-	(3,006)	-
Notes receivable from subsidiary	(1,057)	-	-	-	-	1,057	-
Notes payable to parent	-	-	-	-	1,057	(1,057)	-
Notes receivable from parent	-	-	-	-	(3,006)	3,006	-
Capital from joint venture partner	-	-	-	-	7	-	7
Notes receivable from affiliate	-	-	-	-	(208)	208	-
Notes payable to affiliate	-	-	-	-	208	(208)	-
Funds repaid, net	-	-	-	-	(64)	-	(64)
Purchase and cancellation of common shares	(1,577)	-	-	-	-	-	(1,577)
Preferred shares issued by a subsidiary	-	-	-	-	25	(25)	-
Common shares issued on exercise of options	96	-	-	-	-	-	96
Preferred shares issued, net	294	-	-	-	-	-	294
Cash provided by (used in)
financing activities	$ 266	$ 33	$ (3,764)	$ 264	$ (1,467)	$ 234	$ (4,434)
Cash and short-term securities
Increase (decrease) during the period	$ 284	$ (11)	$ (775)	$ (179)	$ (89)	$ 77	$ (693)
Currency impact on cash and short-term
securities	-	(3)	(26)	(5)	(156)	-	(190)
Balance, January 1	12	142	1,745	226	6,259	(77)	8,307
Balance, September 30	$ 296	$ 128	$ 944	$ 42	$ 6,014	$ -	$ 7,424
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$ 12	$ 142	$ 1,745	$ 226	$ 6,720	$ (77)	$ 8,768
Net payments in transit, included in
other liabilities	-	-	-	-	(461)	-	(461)
Net cash and short-term securities,
January 1	$ 12	$ 142	$ 1,745	$ 226	$ 6,259	$ (77)	$ 8,307
End of period
Gross cash and short-term securities	$ 296	$ 128	$ 944	$ 42	$ 6,467	$ -	$ 7,877
Net payments in transit, included in
other liabilities	-	-	-	-	(453)	-	(453)
Net cash and short-term securities,
September 30	$ 296	$ 128	$ 944	$ 42	$ 6,014	$ -	$ 7,424

e)	U.S. GAAP Accounting Policy Changes

Accounting for leveraged leases

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.”  (See note 2b for details.)

Accounting for uncertainty in income taxes

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”).  This guidance prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition.  There was no material adjustment required to the reserves for uncertain income tax positions as a result of adopting FIN 48.

Deferred acquisition costs

Effective January 1, 2007, the Company adopted the American Institute of Certified Public Accountants’ (AICPAs’) Statement of Position 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). This guidance changes accounting for deferred acquisition costs of internal replacements of insurance and investment contracts. An internal replacement that is determined to result in a replacement contract that is substantially changed from the replaced contract should be accounted for as an extinguishment of the replaced contract. Unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets from extinguished contracts should no longer be deferred and should be charged to expense.  Upon adoption of SOP 05-1, the Company reduced its deferred acquisition costs by $59 with offsetting adjustment of the opening balance of retained earnings.

Accounting for hybrid financial instruments

Effective January 1, 2007, the Company adopted FASB Statement of Financial Accounting Standards No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 is effective for all instruments acquired, issued or subject to a re-measurement event occurring on or after January 1, 2007.  This guidance amends SFAS 133 on derivatives and hedging and SFAS 140 on transfers and servicing of financial assets and extinguishments of liabilities, and resolves issues on the application of SFAS 133 to beneficial interests in securitized financial assets.  SFAS 155 removes the requirement to bifurcate certain financial instruments by providing a fair value measurement option for certain hybrid financial instruments containing embedded derivatives.  Use of this fair value option requires changes in fair value of the financial instrument be recorded in income.  Adoption of this guidance did not impact the consolidated financial statements of the Company.

Effective July 1, 2007, the Company adopted Emerging Issue Task Force (EITF) Issue No. D-109 - “Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133.“  EITF D-109 clarifies how to determine whether the host contract of a hybrid financial instrument issued in the form of a share is characteristic of a debt instrument or an equity instrument.  When making this determination, consideration of all economic characteristics and risks of both the host contract and embedded derivative is required.  EITF-D109 is prospectively applicable. Adoption of this guidance did not impact the consolidated financial statements of the Company.

f)      Newly Issued U.S. GAAP Accounting Pronouncements

Fair value measurement

On September 15, 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which establishes a framework for measuring fair value in U.S. GAAP and is applicable to other accounting pronouncements where fair value is considered to be a relevant measurement attribute.  SFAS 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS 157 will have on its consolidated financial statements.

Fair value option for financial assets and liabilities

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159’s objective is to enable companies to mitigate earnings volatility which is caused by measuring related assets and liabilities differently, without having to apply complex hedge accounting provisions. SFAS 159 provides the option to use fair value accounting for most financial assets and financial liabilities, with changes in fair value reported in earnings.  Selection of the fair value option is irrevocable, and can be applied on a partial basis, i.e. to some but not all similar financial assets or liabilities.  SFAS 159 will be effective for the Company beginning January 1, 2008, and will then be prospectively applicable.  The Company is currently evaluating the impact that the adoption of SFAS 159 will have on its consolidated financial statements.

Investment company accounting

In June 2007, the AICPA issued SOP 07-1 – “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies“, (“SOP 07-1”).  Effective for January 1, 2008, SOP 07-1 revises the definition of an investment company, providing qualifying and disqualifying investment company characteristics.  It also provides criteria for retaining investment company accounting during consolidation or equity method of accounting for an investment in an investment company.  The Company is currently evaluating the impact that the adoption of SOP 07-1 will have on its consolidated financial statements.

N O T E 15                                Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

N O T E 16                                Subsequent Event

On November 7, 2007, the Toronto Stock Exchange accepted MFC's filing of notice of intention to make a normal course issuer bid during the 12 month period commencing November 9, 2007.  Under this bid, MFC may repurchase up to 75 million of its common shares, representing approximately 5.0 per cent of common shares outstanding.  A copy of the notice of intention may be obtained without charge by contacting the Company's Investor Relations Department.

STATISTICAL SUMMARY

(Canadian $ in millions unless otherwise stated and per share information, unaudited)

	2007			2006
	Q3	Q2	Q1	Q4	Q3
Net income	$1,069	$1,099	$987	$1,108	$968
Less: net (loss) income attributed to participating policyholders	(1)	(3)	1	8	(6)
Net income attributed to shareholders	$1,070	$1,102	$986	$1,100	$974
Preferred share dividends	(7)	(7)	(8)	(8)	(7)
Net income available to common shareholders	$1,063	$1,095	$978	$1,092	$967

Premiums and deposits:
Life and health insurance premiums	$3,640	$3,694	$3,678	$3,996	$3,629
Annuity and pension premiums	1,242	1,138	1,053	1,084	1,049
Segregated fund deposits	8,888	8,545	10,751	7,879	7,705
Mutual fund deposits	2,304	2,305	2,468	2,063	2,177
ASO premium equivalents	582	584	577	547	533
Other fund deposits	141	172	262	250	208
Total premiums and deposits	$16,797	$16,438	$18,789	$15,819	$15,301

Funds under management:
General fund	$159,028	$163,532	$174,035	$171,164	$163,183
Segregated funds	174,301	176,648	178,583	172,048	153,863
Mutual funds	36,185	38,810	40,383	40,601	36,994
Other funds	29,506	31,240	33,321	30,204	26,830
Total funds under management	$399,020	$410,230	$426,322	$414,017	$380,870

Capitalization:
Long-term debt[1]	$2,853	$2,923	$3,016	$3,058	$2,470
Liabilities for preferred shares and capital instruments	1,990	1,990	1,990	2,567	1,886
Non-controlling interest in subsidiaries	202	202	207	202	207
Equity
Participating policyholders' equity	152	153	156	142	134
Shareholders' equity
Preferred shares	638	638	638	638	638
Common shares	14,004	14,043	14,207	14,248	14,211
Contributed surplus	133	130	125	125	95
Retained earnings	13,710	13,632	13,539	13,512	12,770
Accumulated other comprehensive loss	(4,585)	(3,185)	(1,475)	(3,009)	(3,872)
Total capital	$29,097	$30,526	$32,403	$31,483	$28,539
[1] Includes $546 operational leverage

Selected key performance measures:
Basic earnings per common share	$0.70	$0.72	$0.63	$0.71	$0.62
Diluted earnings per common share	$0.70	$0.71	$0.63	$0.70	$0.62
	0.0%	0.0%	0.0%	0.0%	0.0%
Return on common shareholders' equity (annualized) [2]	18.9%	18.5%	16.1%	18.0%	16.6%
Book value per common share	$15.48	$16.21	$17.15	$16.08	$15.01
Market value to book value ratio	2.65	2.46	2.31	2.45	2.40
Market capitalization ($ billions)	61.6	60.5	61.1	60.9	55.7
Common shares outstanding (in millions)
End of period	1,502	1,519	1,539	1,547	1,546
Weighted average - basic	1,511	1,532	1,546	1,545	1,551
Weighted average - diluted	1,525	1,546	1,562	1,561	1,566

[2]Return  on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income on AFS securities and cash flow hedges.

SHAREHOLDER INFORMATION

Manulife Financial Corporation

Corporate Headquarters
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Tel:  (416) 926 - 3000
Web site: www.manulife.com

Investor Relations
Institutional investors, brokers, security analysts and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com
Tel:  1-800-795-9767
Fax: (416) 926-3503
e-mail:  investor_relations@manulife.com

Shareholder Services
For information or assistance regarding your shareholdings, including changes of address,  changes in registration, direct deposit dividends (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically, please contact our Transfer Agents.

Transfer Agent and Register

Contact our Transfer Agent for information regarding your shareholdings, including changes of address, changes in registration, direct deposit of dividends  (Canada, United States and Hong Kong), lost certificates, to eliminate duplicate mailings of shareholder material or to receive shareholder material electronically.

Transfer Agent in Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-643-6268
Toll Free: 1-800-783-9495
Fax:    1-877-713-9291
e-mail:  inquiries@cibcmellon.com

CIBC Mellon offices are also available in Montreal, Halifax, Vancouver and Calgary.

Transfer Agent in the United States
Mellon Investor Services
P.O. Box 3420
South Hackensack, NJ 07606-3420 U.S.A.
Tel:  1-800-249-7702
e-mail : shrrelations@mellon.com

Transfer Agent in Hong Kong
Computershare Hong Kong
Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel:  852-2862–8628

Transfer Agent in the Philippines
The Hong Kong and Shanghai Banking
Corporation Limited
Stock Transfer Department
30/F Discovery Suites
25 ADB Avenue
Ortigas Center, Pasig City
Philippines
Tel:  (632) 683-2685

Auditors

Ernst & Young LLP
Chartered Accountants
Toronto, Canada
www.manulife.com

The following Manulife Financial documents are available online at www.manulife.com

·	Annual Report and Proxy Circular

·	Notice of Annual Meeting

·	Shareholders Reports

·	Public Accountability Statement

·	Corporate Governance material

Ratings

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth.  As at September 30, 2007, Manulife Financial had total capital of Cdn $29.1 billion, including Cdn $23.3 billion of common shareholders’ equity. Manufacturers Life’s financial strength and claims paying ratings are among the strongest in the insurance industry.

A.M. Best	A++	(1st of 15 categories)
Dominion Bond Rating Service	IC-1	(1st of 5 categories)
Fitch Ratings	AA+	(2nd of 9 categories)
Moody’s	Aa1	(2nd of 9 categories)
Standard & Poor’s	AAA	(1st of 8 categories)

Common Stock Trading Data

The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 0945.

As at September 30, 2007, there were 1,502 million common shares outstanding.

July 1 – September 30, 2007	Toronto	New York	Hong Kong	Philippines
	Canadian $	United States $	Hong Kong $	Philippine Pesos
High	$ 41.50	$ 41.35	$ 318	P 1805
Low	$ 36.37	$ 33.69	$ 265	P 1625
Close	$ 41.01	$ 41.26	$ 317	P 1780
Average Daily Volume (000)	2,863	823	98	1

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Electronic documents available from Manulife Financial

Manulife Financial is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife Financial documents available electronically are:
•	Annual Report and Proxy Circular
•	Notice of Annual Meeting
•	Shareholder Reports
•	Public Accountability Statement
•	Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

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